Exhibit 99.2

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34
Interim Financial Reporting
, unless otherwise noted. Our Q3 2026 Report to Shareholders is available at rbc.com/investorrelations, sedarplus.com and sec.gov and our Q3 2026 Supplementary Financial Information is available at rbc.com/investorrelations.

Net income $6.0 billion Up 11% YoY Up 9% QoQ	Diluted EPS 1 $4.23 Up 13% YoY Up 10% QoQ	ROE 1 17.9% Up 60 bps 1 YoY Up 70 bps QoQ	Total PCL 1 $1.0 billion PCL on loans ratio 1 up 1 bp QoQ	CET1 ratio 1 13.5% Above regulatory requirements and flat QoQ

Adjusted net income 2 $6.1 billion Up 10% YoY Up 9% QoQ	Adjusted diluted EPS 2 $4.28 Up 11% YoY Up 10% QoQ	Adjusted ROE 2 18.1% Up 40 bps YoY Up 70 bps QoQ	Total ACL 1 $7.8 billion ACL on loans ratio 1 down 2 bps QoQ	LCR 1 125% Down from 126% last quarter
TORONTO, August 27, 2026
— Royal Bank of Canada
3
(RY on TSX and NYSE) today reported record net income of $6.0 billion for the quarter ended July 31, 2026, up $610 million or 11% from the prior year. Diluted EPS was $4.23, up 13% over the same period, reflecting higher results in Wealth Management, Capital Markets and Commercial Banking. Adjusted net income
2
and adjusted diluted EPS
2
of $6.1 billion and $4.28 were up 10% and 11%, respectively, from the prior year.

“Across the globe, Team RBC
®
continues to raise the bar to deliver exceptional, record results. Our third quarter earnings showcase the strength of our diversified business and our robust balance sheet. We’re delivering a premium ROE quarter after quarter, consistently returning capital to our shareholders. In a faster-moving, more complex economy, we remain focused on building the bank to meet clients wherever they need us, with the capabilities, advice and insights to help them succeed.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Record pre-provision, pre-tax earnings
4
of $8.7 billion were up $1.0 billion or 13% from a year ago, mainly due to higher fee-based revenue in Wealth Management reflecting market appreciation and net sales, and higher revenue in Capital Markets driven by strength across Corporate & Investment Banking and Global Markets. Higher net interest income reflecting average volume growth in Personal Banking, Commercial Banking and Wealth Management also contributed to the increase. These factors were partially offset by higher variable compensation commensurate with increased revenue and continued investments across our businesses.
Our consolidated results reflect an increase in total PCL of $119 million from a year ago, mainly reflecting higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking. The PCL on loans ratio of 36 bps increased 1 bp from the prior year. The PCL on impaired loans ratio
1
of 35 bps decreased 1 bp, while the PCL on performing loans ratio
1
of 1 bp increased 2 bps, as compared to the same quarter last year. Income before income taxes of $7.7 billion was up $0.9 billion or 13% from a year ago. The effective income tax rate of 22.3% increased 110 bps from a year ago.
Compared to last quarter, net income and adjusted net income
2
were both up 9%. Pre-provision,
pre-tax
earnings
4
were up $0.7 billion or 9%, reflecting growth across most of our businesses, as revenue growth outpaced expense growth. The PCL on loans ratio of 36 bps increased 1 bp from the prior quarter. The PCL on impaired loans ratio was 35 bps, up 1 bp from the prior quarter, primarily due to higher provisions in Capital Markets. The PCL on performing loans ratio remained flat from the prior quarter.
Our capital position remains robust, with a CET1 ratio

of 13.5%, supporting solid volume growth and $4.0 billion of capital returned to our shareholders, including $1.6 billion of share buybacks and $2.4 billion of common share dividends.

Royal Bank of Canada
  Third Quarter 2026

(1)	See the Glossary section of this Q3 2026 Report to Shareholders for composition of these measures.
(2)	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q3 2026 Report to Shareholders.
(3)	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
(4)
Pre-provision, pre-tax (PPPT) earnings is calculated as income (July 31, 2026 - $6,024 million; April 30, 2026 - $5,509 million; July 31, 2025 - $5,414 million) before income taxes (July 31, 2026 - $1,725 million; April 30, 2026 - $1,595 million; July 31, 2025 - $1,458 million) and PCL (July 31, 2026 - $1,000 million; April 30, 2026 - $912 million; July 31, 2025 - $881 million). This is a non-GAAP measure. PPPT earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use PPPT earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

1	Third quarter highlights
2	Management’s Discussion and Analysis
3	Caution regarding forward-looking statements
3	Overview and outlook
	3	About Royal Bank of Canada
	4	Selected financial and other highlights
	5	Economic, market and regulatory review and outlook
6	Key corporate events
7	Financial performance
	7	Overview
	7	Impact of foreign currency translation
	8	Total revenue
	10	Provision for credit losses
	11	Non-interest expense
	12	Income taxes

12	Business segment results
	12	How we measure and report our business segments
	12	Key performance and non-GAAP measures
	15	Personal Banking
	16	Commercial Banking
	17	Wealth Management
	19	Insurance
	20	Capital Markets
	21	Corporate Support
22	Quarterly results and trend analysis
23	Financial condition
	23	Condensed balance sheets
	24	Off-balance sheet arrangements

24	Risk management
	24	Credit risk
	28	Market risk
	32	Liquidity and funding risk
40	Capital management
44	Accounting and control matters
	44	Summary of accounting policies and estimates
	44	Controls and procedures
44	Related party transactions
45	Glossary
48	Enhanced Disclosure Task Force recommendations index
49	Interim Condensed Consolidated Financial Statements (unaudited)
76	Shareholder Information

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and nine-month periods ended or as at July 31, 2026, compared to the corresponding periods in the prior fiscal year and the three-month period ended April 30, 2026. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2026 (Condensed Financial Statements) and related notes and our 2025 Annual Report. This MD&A is dated August 26, 2026. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Additional information about us, including our 2025 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.
Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Royal Bank of Canada
  Third Quarter 2026   3

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2026 Report to Shareholders, in other filings with Canadian regulators or the U.S. SEC, in other reports to shareholders and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, priorities, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., United Kingdom (U.K.), Euro area and global economies, the regulatory environment in which we operate and the risk environment including our credit risk, market risk, liquidity and funding risk, and include statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.
We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty (including risks associated with the conflict in the Middle East), environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report and the Risk management section of this Q3 2026 Report to Shareholders, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI, and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report and the Risk management section of this Q3 2026 Report to Shareholders, as may be updated by subsequent quarterly reports.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2025 Annual Report, as updated by the Economic, market and regulatory review and outlook section of this Q3 2026 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Overview and outlook
About Royal Bank of Canada
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 105,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

Royal Bank of Canada
  Third Quarter 2026

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Total revenue	$18,538	$17,453	$16,985	$53,951	$49,396
Provision for credit losses (PCL)	1,000	912	881	3,002	3,355
Non-interest expense	9,789	9,437	9,232	28,689	27,218
Income before income taxes	7,749	7,104	6,872	22,260	18,823
Net income	$6,024	$5,509	$5,414	$17,318	$14,935
Net income – adjusted (1)	$6,101	$5,583	$5,534	$17,545	$15,316
Segments – net income
Personal Banking	$1,923	$1,870	$1,938	$5,755	$5,218
Commercial Banking	936	854	836	2,653	2,210
Wealth Management	1,442	1,185	1,096	3,922	3,005
Insurance	197	218	247	628	730
Capital Markets	1,544	1,484	1,328	4,506	3,962
Corporate Support	(18)	(102)	(31)	(146)	(190)
Net income	$6,024	$5,509	$5,414	$17,318	$14,935
Selected information
Earnings per share (EPS) – basic	$4.24	$3.86	$3.76	$12.13	$10.33
– diluted	4.23	3.85	3.75	12.10	10.31
– basic adjusted (1)	4.29	3.91	3.84	12.29	10.60
– diluted adjusted (1)	4.28	3.90	3.84	12.26	10.58
Return on common equity (ROE) (2)	17.9%	17.2%	17.3%	17.5%	16.1%
ROE – adjusted (1)	18.1%	17.4%	17.7%	17.8%	16.5%
Average common equity (3)	$130,550	$128,400	$121,450	$128,750	$121,100
Net interest margin (NIM) – on average earning assets, net (2)	1.49%	1.58%	1.61%	1.54%	1.62%
PCL on loans as a % of average net loans and acceptances	0.36%	0.35%	0.35%	0.38%	0.45%
PCL on performing loans as a % of average net loans and acceptances	0.01%	0.01%	(0.01)%	0.01%	0.08%
PCL on impaired loans as a % of average net loans and acceptances	0.35%	0.34%	0.36%	0.37%	0.37%
Allowance for credit losses (ACL) on loans as a % of total loans and acceptances	0.70%	0.72%	0.74%	0.70%	0.74%
Gross impaired loans (GIL) as a % of total loans and acceptances	0.91%	0.90%	0.85%	0.91%	0.85%
Liquidity coverage ratio (LCR) (2)	125%	126%	129%	125%	129%
Net stable funding ratio (NSFR) (2)	112%	111%	114%	112%	114%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (2)
Common Equity Tier 1 (CET1) ratio	13.5%	13.5%	13.2%	13.5%	13.2%
Tier 1 capital ratio	14.9%	15.0%	14.8%	14.9%	14.8%
Total capital ratio	16.7%	16.9%	16.6%	16.7%	16.6%
Leverage ratio	4.3%	4.3%	4.5%	4.3%	4.5%
TLAC ratio	30.9%	31.4%	30.9%	30.9%	30.9%
TLAC leverage ratio	8.9%	9.0%	9.3%	8.9%	9.3%
Selected balance sheet and other information (4)
Total assets	$2,498,817	$2,396,080	$2,227,893	$2,498,817	$2,227,893
Securities, net of applicable allowance	646,162	612,364	538,012	646,162	538,012
Loans, net of allowance for loan losses	1,108,730	1,077,949	1,025,460	1,108,730	1,025,460
Derivative assets	162,386	150,745	155,023	162,386	155,023
Deposits	1,644,573	1,581,546	1,481,477	1,644,573	1,481,477
Common equity	133,922	129,579	124,065	133,922	124,065
Total risk-weighted assets (RWA) (2)	777,987	748,590	723,155	777,987	723,155
Assets under management (AUM) (2)	1,705,500	1,630,300	1,469,800	1,705,500	1,469,800
Assets under administration (AUA) (2), (5)	6,187,900	5,865,500	5,213,500	6,187,900	5,213,500
Common share information
Shares outstanding (000s) – average basic	1,387,423	1,393,332	1,407,280	1,393,110	1,410,854
– average diluted	1,391,074	1,396,548	1,409,680	1,396,542	1,413,235
– end of period	1,384,554	1,389,137	1,405,044	1,384,554	1,405,044
Dividends declared per common share	$1.76	$1.64	$1.54	$5.04	$4.50
Dividend yield (2)	2.5%	2.8%	3.5%	2.7%	3.6%
Dividend payout ratio (2)	41%	42%	41%	41%	44%
Common share price (RY on TSX) (6)	$293.41	$244.31	$177.79	$293.41	$177.79
Market capitalization (TSX) (6)	406,242	339,380	249,803	406,242	249,803
Business information (number of)
Employees (full-time equivalent) (FTE)	101,269	97,795	97,116	101,269	97,116
Bank branches	1,249	1,253	1,271	1,249	1,271
Automated teller machines (ATMs)	4,097	4,114	4,298	4,097	4,298
Period average US$ equivalent of C$1.00 (7)	0.714	0.729	0.728	0.723	0.710
Period-end US$ equivalent of C$1.00	0.713	0.736	0.722	0.713	0.722
(1)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	See Glossary for composition of these measures.
(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Represents period-end spot balances.
(5)	AUA includes $14 billion and $4 billion (April 30, 2026 – $13 billion and $5 billion; July 31, 2025 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.
(6)	Based on TSX closing market price at period-end.
(7)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Third Quarter 2026   5

Economic, market and regulatory review and outlook – data as at August 26, 2026
The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.
Economic and market review and outlook
GDP growth is expected to remain positive across Canada, the U.S., the Euro area and the U.K. However, the economic outlook remains highly dependent on the evolution of U.S. trade policy and the impact on oil prices from the conflict in the Middle East. U.S. tariff rates remain well above levels in calendar 2024 but have declined in calendar 2026 from peak levels late in calendar 2025. Tariffs imposed on U.S. imports from Canada remain low relative to most other U.S. trade partners and we expect most Canadian exports to maintain duty free access to the U.S. market through an exemption for products compliant with the Canada-United States-Mexico Agreement (CUSMA). CUSMA remains in effect despite the U.S. administration’s decision to not extend the agreement beyond its current 2036 expiry. However, sector-specific tariffs, including new U.S. tariffs imposed in August 2026 on about 5% of U.S. imports from Canada, in addition to those imposed earlier on lumber, steel and aluminum, and the non-U.S. share of Canadian finished auto exports to the U.S., will continue to apply. Our forecast assumes no significant further changes in U.S. tariff policy. The sharp rise in oil prices due to conflict in the Middle East pushed inflation rates sharply higher over April and May 2026 across all regions. However, those increases have partially reversed over June and July 2026, lowering concerns at central banks that persistent higher energy costs could lead to generalized inflation pressures. We expect the U.S. Federal Reserve (Fed), the Bank of Canada (BoC) and the Bank of England (BoE) to hold interest rates steady in calendar 2026 as the central banks balance the trade-off between the risks of weaker economic growth and rising inflation. We expect the European Central Bank (ECB) to increase interest rates by 25 basis points before holding rates steady for the remainder of calendar 2026.
Canada
Canadian GDP is expected to have risen 3.4%
1
in the second calendar quarter of 2026 after contracting 0.1%
1
in the first calendar quarter of 2026, supported by resilient consumer spending and a rise in business investment. However, growth in the Canadian economy in calendar 2026 is expected to be slower than the pace seen in calendar 2025, in part due to a declining population. The unemployment rate is still elevated but declined to 6.4% in July 2026, down 0.5% from a year earlier. We expect per-worker labour market conditions will continue to gradually improve with the unemployment rate expected to continue to trend gradually lower over the second half of calendar 2026. New U.S. tariffs imposed on about 5% of imports from Canada in August 2026 and Canada’s retaliatory measures are not expected to significantly change the Canadian economic growth backdrop. However, we expect it will add to pressure in targeted sectors of the economy and uncertainty about the future of the U.S. and Canadian trade relationship. Sharply higher global oil prices stemming from the Middle East conflict have pushed the inflation rate higher in the second calendar quarter of 2026. Excluding those changes, core inflation measures have held between the BoC’s 1% to 3% target range. Oil prices have declined from peak levels in April and May 2026. We expect the BoC will hold the overnight rate steady at 2.25% for the remainder of calendar 2026.
U.S.
U.S. GDP increased by 1.5%
1
in the second calendar quarter of 2026 after expanding 2.1%
1
in the first calendar quarter of 2026, supported by strong household consumption and artificial intelligence (AI) investment spending. We expect GDP growth will continue at a similar rate over the remainder of this calendar year. The unemployment rate fell to 4.1% in July 2026 from 4.2% in June 2026 and is slightly below 4.3% from a year earlier. We expect the unemployment rate to remain at low levels over the remainder of calendar 2026. Inflation has accelerated from surging gasoline prices and core inflation, which excludes food and energy products, has also remained above the Fed’s 2% target. We expect the target range for the federal funds rate will be held at the current 3.5% to 3.75% range over the remainder of calendar 2026.
Euro area and the U.K.
Euro area GDP grew by 0.4% in the second calendar quarter of 2026 after remaining unchanged in the first calendar quarter of 2026. Unemployment rates remain low across countries in the Euro area and are expected to remain close to current levels throughout the rest of calendar 2026. Inflation in the Euro area has accelerated due to higher gasoline prices. Core inflation, which excludes food and energy products, has remained above the ECB’s 2% target. The ECB raised the deposit rate to 2.25% in June 2026 and is expected to increase interest rates by another 25 basis points in the third calendar quarter of 2026. U.K. GDP increased 0.4% in the second calendar quarter of 2026 after increasing by 0.6% in the first calendar quarter of 2026. GDP in the U.K. is expected to grow slowly for the remainder of calendar 2026. Inflationary trends have remained steady outside of rising energy prices. The unemployment rate is expected to remain at elevated levels for the remainder of calendar 2026. We expect the BoE will hold the bank rate steady at 3.75% over the remainder of calendar 2026.
Financial markets
Global oil prices have partially reversed a sharp rise earlier in the calendar year but remain elevated and volatile due to the conflict in the Middle East. Government bond yields are little changed in the U.S., Canada, the Euro area and the U.K. over the last three months. Credit spreads have remained narrow and equity markets have continued to reach record highs.
Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or

1	Annualized rate

Royal Bank of Canada
  Third Quarter 2026

amended laws or regulations and the expectations of those who enforce them. A high-level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2025 Annual Report and updates are listed below.
Global uncertainty
In July 2026, the International Monetary Fund (IMF) projected global growth of 3.0% for calendar 2026, down 0.1% from its April forecast
2
. The modest slowdown reflects the disruptions from the conflict in the Middle East, partly offset by accelerated demand-driven momentum in the global technology cycle due to advances in AI and its adoption. Significant uncertainty continues to pose risks to the global economic outlook, driven by:
•
Escalating geopolitical tensions which pose material risks to economic stability, including the ongoing Middle East conflict which is driving supply disruptions and heightened inflationary pressures, particularly through significantly increased energy prices, and the evolution of the Russia-Ukraine conflict, which could further increase global supply disruptions and security risks;

•	Growing security threats, including threats to cybersecurity and global infrastructure, as a result of technological advancements and heightened geopolitical tensions;
•
Acceleration of trade fragmentation, leading to prolonged uncertainty, a shift away from global economic integration and towards a more protectionist posture, as well as negative impacts on productivity and growth prospects, especially for emerging markets and developing economies;

•
Shifting global policy priorities, including ongoing uncertainty around U.S. trade, foreign relations, defense and immigration policies, which could disrupt global alliances and heighten economic, market and other risks;

•
Substantial projected fiscal deficits and high public debt across major economies, which could lead to upward pressure on long-term interest rates, financial market instability and/or deceleration in growth, along with their associated impact on consumer and business confidence;

•
Reevaluation of the productivity growth expectations of technology, specifically AI-linked sectors, which could lead to a decline in investment and drive abrupt financial market corrections of these sectors as well as other segments and erode household wealth;

•
An aging demographic in advanced economies, as well as changing immigration policies, which could have an associated long-term impact on labour supply, economic productivity and government fiscal capacity;

•	Continued tensions between China and Taiwan;
•	Increased polarization and social unrest across multiple geographies; and
•	Extreme weather-related events.
Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.
Liquidity Adequacy Requirements (LAR) Guidelines
On January 29, 2026, the Office of the Superintendent of Financial Institutions (OSFI) updated the LAR guidelines for the LCR, NSFR and Net Cumulative Cash Flow. The amendments introduced new approaches to measure liquidity risks from products such as structured notes and deposits sourced through unaffiliated third parties and defined treatments for instruments with contingent features potentially affecting term maturity profiles. The guidelines became effective May 1, 2026 and the impact was not material.
Canadian Anti-Money Laundering (AML) Initiatives
The Strengthening of Canada’s Immigration System and Borders Act (the “Act”), introduced as Bill C-12, received Royal Assent and was enacted on March 26, 2026. The Act strengthens Canada’s anti-money laundering and anti-terrorist financing regime, including increased administrative monetary penalties, stricter compliance requirements and expanded enforcement scope of the Financial Transactions and Reports Analysis Centre of Canada. The impact from the enactment of the Act has not been material.
For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of our 2025 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of this Q3 2026 Report to Shareholders.
Key corporate events
Moneris Solutions Corporation
On August 10, 2026, we, together with BMO Financial Group (BMO), entered into an agreement for the sale of jointly-owned Moneris Solutions Corporation (Moneris) to Francisco Partners for cash consideration of approximately $2 billion, of which our share is 50%. Concurrent with the closing of the transaction, RBC and BMO will enter into new exclusive, long-term customer referral arrangements with Moneris. The transaction is expected to close by the end of the first quarter of 2027, subject to customary closing conditions, including the receipt of required regulatory approvals. We expect to record a gain on closing of approximately $475 million after-tax ($560 million pre-tax). The expected gain is based on current estimates and subject to change. For further details, refer to Note 15 of our Condensed Financial Statements.

2	Given the complexity and fluidity of the economic environment, the IMF used a reference forecast in lieu of the usual baseline to project global growth in April 2026.

Royal Bank of Canada
  Third Quarter 2026   7

Financial performance
Overview
Q3 2026 vs. Q3 2025
Net income of $6,024 million was up $610 million or 11% from a year ago. Diluted EPS of $4.23 was up $0.48 or 13% and ROE of 17.9% was up from 17.3% a year ago. Our CET1 ratio of 13.5% was up 30 bps from a year ago.
Adjusted net income of $6,101 million was up $567 million or 10% from a year ago. Adjusted diluted EPS of $4.28 was up $0.44 or 11% and adjusted ROE of 18.1% was up from 17.7% a year ago.
Our earnings reflect higher results in Wealth Management, Capital Markets and Commercial Banking.
Q3 2026 vs. Q2 2026
Net income of $6,024 million was up $515 million or 9% from last quarter. Diluted EPS of $4.23 was up $0.38 or 10% and ROE of 17.9% was up from 17.2% in the prior quarter. Our CET1 ratio of 13.5% was unchanged from last quarter.
Adjusted net income of $6,101 million was up $518 million or 9% from last quarter. Adjusted diluted EPS of $4.28 was up $0.38 or 10% and adjusted ROE of 18.1% was up from 17.4% last quarter.
Our earnings reflect higher results in Wealth Management, Commercial Banking, Capital Markets, Personal Banking and in Corporate Support, partially offset by lower earnings in Insurance.
Q3 2026 vs. Q3 2025 (Nine months ended)
Net income of $17,318 million was up $2,383 million or 16% from the same period last year. Diluted EPS of $12.10 was up $1.79 or 17% and ROE of 17.5% was up from 16.1% in the prior year.
Adjusted net income of $17,545 million was up $2,229 million or 15% from the same period last year. Adjusted diluted EPS of $12.26 was up $1.68 or 16% and adjusted ROE of 17.8% was up from 16.5% in the prior year.
Our earnings were up from the same period last year, primarily driven by higher results in Wealth Management, Capital Markets, Personal Banking and Commercial Banking, partially offset by lower earnings in Insurance.
For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.
Adjusted results
Adjusted results exclude specified items and the after-tax impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Impact of foreign currency translation
The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	Q3 2026 vs. Q3 2025	Q3 2026 vs. Q2 2026	Q3 2026 vs. Q3 2025
Increase (decrease):
Total revenue	$146	$152	$(300)
PCL	6	5	(8)
Non-interest expense	86	93	(149)
Income taxes	7	8	(14)
Net income	47	46	(129)
Impact on EPS
Basic	$0.03	$0.03	$(0.09)
Diluted	0.03	0.03	(0.09)
The relevant average exchange rates that impact our business are shown in the following table:

(Average foreign currency equivalent of C$1.00) (1)	For the three months ended			For the nine months ended
	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
U.S. dollar	0.714	0.729	0.728	0.723	0.710
British pound	0.533	0.543	0.541	0.538	0.547
Euro	0.619	0.623	0.632	0.620	0.650

(1)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Third Quarter 2026

Total revenue

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Interest and dividend income	$26,585	$25,022	$26,110	$77,711	$77,535
Interest expense	17,841	16,516	17,759	51,876	53,180
Net interest income	$8,744	$8,506	$8,351	$25,835	$24,355
NIM	1.49%	1.58%	1.61%	1.54%	1.62%
Insurance service result	$227	$217	$279	$684	$789
Insurance investment result	60	92	48	211	208
Trading revenue	962	609	685	2,751	2,521
Investment management and custodial fees	3,116	2,915	2,642	8,955	7,853
Mutual fund revenue	1,524	1,403	1,273	4,341	3,720
Securities brokerage commissions	565	550	444	1,623	1,401
Service charges	582	572	598	1,747	1,817
Underwriting and other advisory fees	1,023	878	850	2,643	2,139
Foreign exchange revenue, other than trading	349	345	311	1,074	967
Card service revenue	332	305	339	972	984
Credit fees	432	450	395	1,305	1,200
Net gains on investment securities	29	102	18	207	118
Income (loss) from joint ventures and associates	27	24	25	88	60
Other	566	485	727	1,515	1,264
Non-interest income	9,794	8,947	8,634	28,116	25,041
Total revenue	$18,538	$17,453	$16,985	$53,951	$49,396
Additional trading information
Net interest income (1)	$481	$600	$659	$1,554	$1,637
Non-interest income	962	609	685	2,751	2,521
Total trading revenue	$1,443	$1,209	$1,344	$4,305	$4,158

(1)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).
Q3 2026 vs. Q3 2025
Total revenue increased $1,553 million or 9% from a year ago, largely due to higher investment management and custodial fees, net interest income, trading revenue and mutual fund revenue. Higher underwriting and other advisory fees and securities brokerage commissions also contributed to the increase. These factors were partially offset by lower other revenue. The impact of foreign exchange translation increased revenue by $146 million.
Net interest income increased $393 million or 5%, primarily due to average volume growth in Personal Banking, Commercial Banking and Wealth Management.
NIM was down 12 bps from a year ago, mainly due to growth in trading assets in Capital Markets.
Trading revenue increased $277 million or 40%, primarily due to higher equity trading revenue across all regions, partially offset by lower fixed income trading revenue across most regions.
Investment management and custodial fees increased $474 million or 18%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $251 million or 20%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Securities brokerage commissions increased $121 million or 27%, primarily driven by client activity in Wealth Management and Capital Markets.
Underwriting and other advisory fees increased $173 million or 20%, primarily due to higher equity and debt origination and mergers & acquisitions (M&A) activity across most regions.
Other revenue decreased $161 million or 22%, largely attributable to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense.
Q3 2026 vs. Q2 2026
Total revenue increased $1,085 million or 6% from last quarter, largely due to higher trading revenue, net interest income and investment management and custodial fees. Higher underwriting and other advisory fees and mutual fund revenue also contributed to the increase. The impact of foreign exchange translation increased revenue by $152 million.
Net interest income increased $238 million or 3%, primarily due to the impact of three more days in the current quarter and average volume growth in Personal Banking and Commercial Banking.
Trading revenue increased $353 million or 58%, primarily due to higher fixed income trading revenue across all regions and higher equity trading revenue across most regions.
Investment management and custodial fees increased $201 million or 7%, primarily due to higher fee-based client assets reflecting market appreciation.
Mutual fund revenue increased $121 million or 9%, primarily due to higher fee-based client assets reflecting market appreciation.

Royal Bank of Canada
  Third Quarter 2026   9

Underwriting and other advisory fees increased $145 million or 17%, primarily due to higher debt and equity origination across most regions.
Q3 2026 vs. Q3 2025 (Nine months ended)
Total revenue increased $4,555 million or 9% from the same period last year, mainly due to higher net interest income and investment management and custodial fees. Higher mutual fund revenue, underwriting and other advisory fees, other revenue, trading revenue and securities brokerage commissions also contributed to the increase. The impact of foreign exchange translation decreased revenue by $300 million.
Net interest income increased $1,480 million or 6%, primarily due to average volume growth in Personal Banking, Commercial Banking and Wealth Management and higher spreads in Personal Banking and Wealth Management. These factors were partially offset by the impact of foreign exchange translation.
Trading revenue increased $230 million or 9%, primarily due to higher equity trading revenue across most regions, partially offset by lower fixed income trading revenue across all regions.
Investment management and custodial fees increased $1,102 million or 14%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $621 million or 17%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Securities brokerage commissions increased $222 million or 16%, primarily driven by client activity in Wealth Management.
Underwriting and other advisory fees increased $504 million or 24%, primarily due to higher M&A activity across all regions and higher equity and debt origination across most regions.
Other revenue increased $251 million or 20%, largely attributable to gains from our non-trading portfolios in Capital Markets, which were largely offset in net interest income.

Royal Bank of Canada
  Third Quarter 2026

Provision for credit losses
(1)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Personal Banking	$41	$3	$17	$60	$326
Commercial Banking	(2)	1	4	12	287
Wealth Management	(26)	3	(40)	(39)	31
Capital Markets	8	11	(9)	34	(35)
Corporate Support and other (2)	–	–	–	–	(1)
PCL on performing loans	21	18	(28)	67	608
Personal Banking	$480	$488	$431	$1,484	$1,268
Commercial Banking	234	246	296	753	890
Wealth Management	4	52	(3)	90	93
Capital Markets	261	113	188	619	498
Corporate Support and other (2)	–	–	1	–	1
PCL on impaired loans	979	899	913	2,946	2,750
PCL – Loans	1,000	917	885	3,013	3,358
PCL – Other (3)	–	(5)	(4)	(11)	(3)
Total PCL	$1,000	$912	$881	$3,002	$3,355
PCL on loans is comprised of:
Retail	$46	$(4)	$7	$57	$411
Wholesale	(25)	22	(35)	10	197
PCL on performing loans	21	18	(28)	67	608
Retail	529	500	474	1,593	1,413
Wholesale	450	399	439	1,353	1,337
PCL on impaired loans	979	899	913	2,946	2,750
PCL – Loans	$1,000	$917	$885	$3,013	$3,358
PCL on loans as a % of average net loans and acceptances	0.36%	0.35%	0.35%	0.38%	0.45%
PCL on impaired loans as a % of average net loans and acceptances	0.35%	0.34%	0.36%	0.37%	0.37%

(1)	Information on loans represents loans, acceptances and commitments.
(2)	Includes PCL recorded in Corporate Support and Insurance.
(3)	PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.
Q3 2026 vs. Q3 2025
Total PCL increased $119 million or 14% from a year ago, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking.
PCL on performing loans was $21 million, compared to $(28) million a year ago, primarily due to portfolio growth, partially offset by favourable impacts from changes to our macroeconomic forecast and credit quality in the current quarter.
PCL on impaired loans increased $66 million or 7%, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking.
Q3 2026 vs. Q2 2026
Total PCL increased $88 million or 10% from last quarter, primarily due to higher provisions in Capital Markets, partially offset by releases of provisions in the current quarter in Wealth Management, as compared to provisions taken last quarter.
PCL on performing loans increased $3 million or 17% as portfolio growth and an unfavourable impact from changes in credit quality were largely offset by favourable changes to our macroeconomic forecast.
PCL on impaired loans increased $80 million or 9%, primarily due to higher provisions in Capital Markets, partially offset by lower provisions in Wealth Management.
Q3 2026 vs. Q3 2025 (Nine months ended)
Total PCL decreased $353 million or 11% from the same period last year, primarily due to lower provisions in Commercial Banking, Wealth Management and Personal Banking, partially offset by higher provisions in Capital Markets.
PCL on performing loans decreased $541 million or 89%, as the same period last year reflected higher provisions primarily due to the impacts of trade disruptions (including tariffs).
PCL on impaired loans increased $196 million or 7%, primarily due to higher provisions in Personal Banking and Capital Markets, partially offset by lower provisions in Commercial Banking.

Royal Bank of Canada
  Third Quarter 2026   11

Non-interest expense

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Salaries	$2,524	$2,393	$2,356	$7,309	$7,076
Variable compensation	2,898	2,696	2,515	8,347	7,422
Benefits and retention compensation	734	734	669	2,269	2,075
Share-based compensation	135	188	329	666	761
Human resources	6,291	6,011	5,869	18,591	17,334
Equipment	754	733	684	2,215	2,069
Occupancy	441	447	410	1,308	1,267
Communications	397	391	357	1,143	1,062
Professional fees	574	513	528	1,558	1,568
Amortization of other intangibles	395	387	436	1,168	1,328
Other	937	955	948	2,706	2,590
Non-interest expense	$9,789	$9,437	$9,232	$28,689	$27,218
Efficiency ratio (1)	52.8%	54.1%	54.4%	53.2%	55.1%
Efficiency ratio – adjusted (2)	52.2%	53.5%	53.5%	52.6%	54.1%

(1)	See Glossary for composition of these measures.
(2)	This is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Q3 2026 vs. Q3 2025
Non-interest expense increased $557 million or 6% from a year ago, mainly due to higher variable compensation commensurate with increased revenue. The impact of higher staff costs and ongoing technology investments also contributed to the increase. These factors were partially offset by the change in the fair value of our U.S. share-based compensation plans, which was largely offset in non-interest income.
Our efficiency ratio of 52.8% decreased 160 bps. Our adjusted efficiency ratio of 52.2% decreased 130 bps.
Q3 2026 vs. Q2 2026
Non-interest expense increased $352 million or 4% from last quarter, mainly due to higher variable compensation commensurate with increased revenue. The impact of foreign exchange translation and higher staff costs also contributed to the increase. These factors were partially offset by the impact of higher legal provisions in the prior period.
Our efficiency ratio of 52.8% decreased 130 bps. Our adjusted efficiency ratio of 52.2% decreased 130 bps.
Q3 2026 vs. Q3 2025 (Nine months ended)
Non-interest expense increased $1,471 million or 5% from the same period last year, primarily due to higher variable compensation commensurate with increased revenue, higher staff costs and ongoing technology investments.
Our efficiency ratio of 53.2% decreased 190 bps. Our adjusted efficiency ratio of 52.6% decreased 150 bps.
Adjusted efficiency ratio is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada
  Third Quarter 2026

Income taxes

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Income taxes	$1,725	$1,595	$1,458	$4,942	$3,888
Income before income taxes	7,749	7,104	6,872	22,260	18,823
Effective income tax rate	22.3%	22.5%	21.2%	22.2%	20.7%
Adjusted results (1)
Income taxes – adjusted	$1,751	$1,622	$1,491	$5,021	$4,009
Income before income taxes – adjusted	7,852	7,205	7,025	22,566	19,325
Effective income tax rate – adjusted	22.3%	22.5%	21.2%	22.3%	20.7%

(1)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Q3 2026 vs. Q3 2025
Income tax expense increased $267 million or 18% from a year ago, primarily due to higher income before income taxes. Adjusted income tax expense increased $260 million or 17%.
The effective income tax rate of 22.3% increased 110 bps, primarily due to the impact of changes in earnings mix.
Q3 2026 vs. Q2 2026
Income tax expense increased $130 million or 8% from last quarter, primarily due to higher income before income taxes. Adjusted income tax expense increased $129 million or 8%.
The effective income tax rate of 22.3% decreased 20 bps.
Q3 2026 vs. Q3 2025 (Nine months ended)
Income tax expense increased $1,054 million or 27% from the same period last year, primarily due to higher income before income taxes. Adjusted income tax expense increased $1,012 million or 25%.
The effective income tax rate of 22.2% increased 150 bps, primarily due to the impact of changes in earnings mix. The adjusted effective income tax rate of 22.3% increased 160 bps.
Adjusted income tax expense and adjusted effective income tax rate are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Business segment results
How we measure and report our business segments
The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. They remain unchanged from October 31, 2025, with the exception of Insurance. For Insurance, effective the first quarter of 2026, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements.
For further details on the key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2025 Annual Report.
Key performance and non-GAAP measures
Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Royal Bank of Canada
  Third Quarter 2026   13

Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.
Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is more closely aligned with legal entity capital requirements.
The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.
The following table provides a summary of our ROE calculations:

	For the three months ended
	July 31 2026							April 30 2026	July 31 2025
(Millions of Canadian dollars, except percentage amounts)	Personal Banking	Commercial Banking	Wealth Management	Insurance (1)	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,888	$914	$1,415	$192	$1,500	$(30)	$5,879	$5,372	$5,290
Total average common equity (2), (3)	30,550	19,500	26,100	3,450	41,000	9,950	130,550	128,400	121,450
ROE	24.5%	18.6%	21.5%	22.1%	14.5%	n.m.	17.9%	17.2%	17.3%

	For the nine months ended
	July 31 2026							July 31 2025
(Millions of Canadian dollars, except percentage amounts)	Personal Banking	Commercial Banking	Wealth Management	Insurance (1)	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$5,654	$2,589	$3,839	$616	$4,377	$(181)	$16,894	$14,575
Total average common equity (2), (3)	29,750	19,600	25,750	3,400	40,150	10,100	128,750	121,100
ROE	25.4%	17.7%	19.9%	24.3%	14.6%	n.m.	17.5%	16.1%

(1)	Effective the first quarter of 2026, we updated our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements. For further details, refer to the How we measure and report our business segments section.
(2)	Total average common equity represents rounded figures.
(3)	The amounts for the segments are referred to as attributed capital.
n.m.	not meaningful
Non-GAAP measures
Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.
The following discussion describes the non-GAAP measures and ratios we use in evaluating our operating results.
Adjusted results and ratios
We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. The specified item discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.
Our results for the nine months ended July 31, 2025 were adjusted for the following specified item:
•	HSBC Bank Canada (HSBC Canada) transaction and integration costs.
Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

Royal Bank of Canada
  Third Quarter 2026

Consolidated results, reported and adjusted
The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP measures or ratios.

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Total revenue	$18,538	$17,453	$16,985	$53,951	$49,396
PCL	1,000	912	881	3,002	3,355
Non-interest expense	9,789	9,437	9,232	28,689	27,218
Income before income taxes	7,749	7,104	6,872	22,260	18,823
Income taxes	1,725	1,595	1,458	4,942	3,888
Net income	$6,024	$5,509	$5,414	$17,318	$14,935
Net income available to common shareholders	$5,879	$5,372	$5,290	$16,894	$14,575
Average number of common shares (thousands)	1,387,423	1,393,332	1,407,280	1,393,110	1,410,854
Basic earnings per share (in dollars)	$4.24	$3.86	$3.76	$12.13	$10.33
Average number of diluted common shares (thousands)	1,391,074	1,396,548	1,409,680	1,396,542	1,413,235
Diluted earnings per share (in dollars)	$4.23	$3.85	$3.75	$12.10	$10.31
ROE	17.9%	17.2%	17.3%	17.5%	16.1%
Effective income tax rate	22.3%	22.5%	21.2%	22.2%	20.7%
Total adjusting items impacting net income (before-tax)	$103	$101	$153	$306	$502
Specified item: HSBC Canada transaction and integration costs (1)	–	–	–	–	43
Amortization of acquisition-related intangibles (2)	103	101	153	306	459
Total income taxes for adjusting items impacting net income	$26	$27	$33	$79	$121
Specified item: HSBC Canada transaction and integration costs (1)	–	–	–	–	13
Amortization of acquisition-related intangibles (2)	26	27	33	79	108
Adjusted results (3)
Income before income taxes – adjusted	$7,852	$7,205	$7,025	$22,566	$19,325
Income taxes – adjusted	1,751	1,622	1,491	5,021	4,009
Net income – adjusted	6,101	5,583	5,534	17,545	15,316
Net income available to common shareholders – adjusted	5,956	5,446	5,410	17,121	14,956
Average number of common shares (thousands)	1,387,423	1,393,332	1,407,280	1,393,110	1,410,854
Basic earnings per share (in dollars) – adjusted (3)	$4.29	$3.91	$3.84	$12.29	$10.60
Average number of diluted common shares (thousands)	1,391,074	1,396,548	1,409,680	1,396,542	1,413,235
Diluted earnings per share (in dollars) – adjusted (3)	$4.28	$3.90	$3.84	$12.26	$10.58
ROE – adjusted (3)	18.1%	17.4%	17.7%	17.8%	16.5%
Effective income tax rate – adjusted (3)	22.3%	22.5%	21.2%	22.3%	20.7%

Adjusted efficiency ratio
Total revenue	$18,538	$17,453	$16,985	$53,951	$49,396
Non-interest expense	9,789	9,437	9,232	28,689	27,218
Less specified item: HSBC Canada transaction and integration costs (before-tax) (1)	–	–	–	–	43
Less: Amortization of acquisition-related intangibles (before-tax) (2)	103	101	153	306	459
Non-interest expense – adjusted (3)	$9,686	$9,336	$9,079	$28,383	$26,716
Efficiency ratio	52.8%	54.1%	54.4%	53.2%	55.1%
Efficiency ratio – adjusted (3)	52.2%	53.5%	53.5%	52.6%	54.1%

(1)	These amounts have been recognized in Corporate Support.
(2)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software) and any goodwill impairment.
(3)	See Glossary for composition of these measures.

Royal Bank of Canada
  Third Quarter 2026   15

Personal Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Net interest income	$3,870	$3,715	$3,698	$11,416	$10,722
Non-interest income	1,415	1,334	1,362	4,156	3,954
Total revenue	5,285	5,049	5,060	15,572	14,676
PCL on performing assets	41	6	17	63	326
PCL on impaired assets	479	486	427	1,480	1,260
PCL	520	492	444	1,543	1,586
Non-interest expense	2,127	1,987	1,958	6,134	5,925
Income before income taxes	2,638	2,570	2,658	7,895	7,165
Net income	$1,923	$1,870	$1,938	$5,755	$5,218
Revenue by business
Personal Banking – Canada	$4,954	$4,736	$4,751	$14,613	$13,733
Caribbean & U.S. Banking	331	313	309	959	943
Selected balance sheet and other information
ROE	24.5%	25.4%	27.0%	25.4%	24.6%
NIM	2.68%	2.71%	2.68%	2.70%	2.64%
Efficiency ratio	40.2%	39.4%	38.7%	39.4%	40.4%
Operating leverage (1)	(4.2)%	3.3%	11.8%	2.6%	7.0%
Average total earning assets, net	$573,900	$562,700	$547,400	$565,500	$543,100
Average loans and acceptances, net	561,200	550,800	537,100	553,500	532,900
Average deposits	434,900	437,400	437,300	436,300	438,300
AUA (2)	314,700	302,500	272,700	314,700	272,700
Average AUA	312,900	297,200	266,500	300,000	263,000
PCL on impaired loans as a % of average net loans and acceptances	0.34%	0.36%	0.32%	0.35%	0.32%
Other selected information – Personal Banking – Canada
Net income	$1,826	$1,774	$1,843	$5,468	$4,929
NIM	2.62%	2.65%	2.61%	2.64%	2.57%
Efficiency ratio	38.8%	37.8%	37.2%	37.9%	39.0%
Operating leverage	(4.5)%	4.1%	12.5%	2.9%	7.0%

(1)	See Glossary for composition of this measure.
(2)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at July 31, 2026 of $14 billion and $4 billion, respectively (April 30, 2026 – $13 billion and $5 billion; July 31, 2025 – $15 billion and $6 billion).
Financial performance
Q3 2026 vs. Q3 2025
Net income decreased $15 million or 1% from a year ago, as higher net interest income and higher non-interest income were more than offset by higher non-interest expenses and higher PCL.
Total revenue increased $225 million or 4%.
Personal Banking – Canada revenue increased $203 million or 4%, primarily due to higher net interest income reflecting average volume growth of 2% and higher spreads, net of an unfavourable impact from lower accretion of fair value adjustments related to the acquisition of HSBC Canada (HSBC Canada transaction). Higher fee-based client assets reflecting market appreciation and net sales also contributed to the increase. These factors were partially offset by lower service charges, which included impacts from regulatory changes.
Caribbean & U.S. Banking revenue increased $22 million or 7%, primarily due to increased client activity, which included average volume growth.
NIM remained relatively flat, as favourable changes in product mix were offset by an unfavourable impact from lower accretion of fair value adjustments related to the HSBC Canada transaction.
PCL increased $76 million or 17%, mainly due to higher provisions on impaired loans, primarily in our Canadian credit cards and personal portfolios. Higher provisions on performing loans were primarily driven by unfavourable changes to our macroeconomic forecast, partially offset by a favourable impact from changes in credit quality.
Non-interest expense increased $169 million or 9%, primarily due to higher staff-related costs, investments in technology, client acquisition and engagement, as well as higher operating costs.
Q3 2026 vs. Q2 2026
Net income increased $53 million or 3% from last quarter, largely driven by higher net interest income reflecting the impact of three more days in the current quarter and average volume growth of 1%. Higher fee-based client assets reflecting market appreciation also contributed to the increase. These factors were partially offset by higher non-interest expenses, primarily reflecting higher staff-related costs, ongoing technology investments, marketing costs and professional fees.
NIM was down 3 bps, mainly due to seasonally higher spreads within our lending portfolio in the prior quarter.

Royal Bank of Canada
  Third Quarter 2026

Q3 2026 vs. Q3 2025 (Nine months ended)
Net income increased $537 million or 10% from the same period last year, primarily driven by higher net interest income and higher non-interest income, partially offset by higher non-interest expenses.
Total revenue increased $896 million or 6%, largely due to higher net interest income reflecting average volume growth of 2% and higher spreads, net of an unfavourable impact from lower accretion of fair value adjustments related to the HSBC Canada transaction. Higher fee-based client assets reflecting market appreciation and net sales also contributed to the increase.
PCL decreased $43 million or 3%, as the same period last year reflected higher provisions on performing loans primarily due to the impacts of trade disruptions (including tariffs). This was largely offset by higher provisions on impaired loans in our Canadian portfolios.
Non-interest expense increased $209 million or 4%, primarily due to higher operating costs, marketing costs largely associated with client acquisition campaigns, ongoing technology investments and staff-related costs, which included the prior year impact of severance and targeted amendments to our defined benefit pensions.
Commercial Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Net interest income	$1,926	$1,844	$1,828	$5,665	$5,358
Non-interest income	326	315	324	953	983
Total revenue	2,252	2,159	2,152	6,618	6,341
PCL on performing assets	(1)	1	3	13	287
PCL on impaired assets	234	246	296	753	890
PCL	233	247	299	766	1,177
Non-interest expense	725	730	697	2,180	2,105
Income before income taxes	1,294	1,182	1,156	3,672	3,059
Net income	$936	$854	$836	$2,653	$2,210
Selected balance sheet and other information
ROE	18.6%	17.4%	16.3%	17.7%	14.7%
NIM	3.92%	3.93%	3.86%	3.93%	3.86%
Efficiency ratio	32.2%	33.8%	32.4%	32.9%	33.2%
Operating leverage	0.6%	0.1%	4.8%	0.8%	2.5%
Average total earning assets, net	$194,800	$192,400	$187,900	$192,800	$185,700
Average loans and acceptances, net	194,700	192,300	187,800	192,800	185,700
Average deposits	336,700	318,900	308,000	324,900	307,800
PCL on impaired loans as a % of average net loans and acceptances	0.48%	0.53%	0.62%	0.52%	0.64%
Financial performance
Q3 2026 vs. Q3 2025
Net income increased $100 million or 12% from a year ago, primarily driven by higher net interest income and lower PCL.
Total revenue increased $100 million or 5%, primarily due to higher net interest income. This growth reflects average volume growth of 9% in deposits and 4% in loans.
PCL decreased $66 million or 22%, primarily due to lower provisions on impaired loans in a few sectors, including the consumer discretionary and transportation sectors.
Non-interest expense increased $28 million or 4%, largely due to higher staff-related costs.
Q3 2026 vs. Q2 2026
Net income increased $82 million or 10% from last quarter, largely driven by higher net interest income reflecting the impact of three more days in the current quarter and average volume growth of 6% in deposits and 1% in loans. Lower provisions on impaired loans also contributed to the increase.
Q3 2026 vs. Q3 2025 (Nine months ended)
Net income increased $443 million or 20% from the same period last year, primarily driven by lower PCL and higher net interest income. This was partially offset by higher non-interest expenses.
Total revenue increased $277 million or 4%, primarily due to higher net interest income reflecting average volume growth of 6% in deposits and 4% in loans.
PCL decreased $411 million or 35% as the same period last year reflected higher provisions on performing loans, primarily due to the impacts of trade disruptions (including tariffs). Lower provisions on impaired loans were primarily driven by a few sectors, including the consumer discretionary and forest products sectors, partially offset by higher provisions in the other services sector.
Non-interest expense increased $75 million or 4%, largely due to higher staff-related costs, professional fees, marketing costs and ongoing technology investments, net of realized synergies related to the HSBC Canada transaction.

Royal Bank of Canada
  Third Quarter 2026   17

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Net interest income	$1,532	$1,429	$1,321	$4,415	$4,016
Non-interest income	4,880	4,525	4,192	14,035	12,462
Total revenue	6,412	5,954	5,513	18,450	16,478
PCL on performing assets	(26)	3	(40)	(39)	31
PCL on impaired assets	4	52	(3)	90	93
PCL	(22)	55	(43)	51	124
Non-interest expense	4,557	4,379	4,154	13,320	12,456
Income before income taxes	1,877	1,520	1,402	5,079	3,898
Net income	$1,442	$1,185	$1,096	$3,922	$3,005
Revenue by business
Canadian Wealth Management	$2,095	$1,922	$1,734	$5,933	$5,112
U.S. Wealth Management (including City National Bank (City National))	2,739	2,593	2,368	7,988	7,284
U.S. Wealth Management (including City National) (US$ millions)	1,956	1,891	1,724	5,776	5,171
Global Asset Management	1,001	881	853	2,846	2,460
International Wealth Management	369	353	356	1,080	1,029
Investor Services	208	205	202	603	593
Selected balance sheet and other information
ROE	21.5%	18.6%	17.0%	19.9%	15.6%
NIM	3.40%	3.37%	3.27%	3.38%	3.30%
Pre-tax margin (1)	29.3%	25.5%	25.4%	27.5%	23.7%
Number of advisors (2)	6,295	6,276	6,218	6,295	6,218
Average total earning assets, net	$178,800	$173,800	$160,400	$174,400	$162,900
Average loans and acceptances, net	136,600	132,100	121,600	132,800	122,300
Average deposits	185,300	178,400	167,000	180,300	173,700
AUA (3)	5,844,000	5,537,800	4,916,400	5,844,000	4,916,400
AUM (3)	1,695,100	1,620,600	1,460,500	1,695,100	1,460,500
Average AUA	5,803,300	5,504,700	4,848,100	5,548,300	4,829,000
Average AUM	1,693,500	1,604,500	1,430,300	1,622,800	1,394,600
PCL on impaired loans as a % of average net loans and acceptances	0.01%	0.16%	(0.01)%	0.09%	0.10%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the nine months ended
	Q3 2026 vs. Q3 2025	Q3 2026 vs. Q2 2026	Q3 2026 vs. Q3 2025
Increase (decrease):
Total revenue	$61	$62	$(136)
PCL	–	(1)	(2)
Non-interest expense	50	54	(99)
Net income	10	4	(28)
Percentage change in average U.S. dollar equivalent of C$1.00	(2)%	(2)%	2%
Percentage change in average British pound equivalent of C$1.00	(1)%	(2)%	(2)%
Percentage change in average Euro equivalent of C$1.00	(2)%	(1)%	(5)%

(1)	Pre-tax margin is defined as income before income taxes divided by total revenue.
(2)	Represents client-facing advisors across all of our Wealth Management businesses.
(3)	Represents period-end spot balances.
Financial performance
Q3 2026 vs. Q3 2025
Net income increased $346 million or 32% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher net interest income reflecting average volume growth in deposits and loans and higher spreads also contributed to the increase.
Total revenue increased $899 million or 16%.
Canadian Wealth Management revenue increased $361 million or 21%, primarily due to higher fee-based client assets reflecting market appreciation and net sales. Higher transactional revenue driven by client activity and higher net interest income reflecting average volume growth in deposits also contributed to the increase.
U.S. Wealth Management (including City National) revenue increased $371 million or 16%. The impact of foreign exchange translation increased revenue by $53 million. In U.S. dollars, revenue increased $232 million or 13%, primarily due to higher fee-based client assets reflecting market appreciation and net sales, as well as higher net interest income reflecting higher spreads.
Global Asset Management revenue increased $148 million or 17%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.

Royal Bank of Canada
  Third Quarter 2026

International Wealth Management revenue increased $13 million or 4%, mainly due to higher fee-based client assets reflecting market appreciation, as well as higher transactional revenue. These factors were partially offset by lower net interest income.
Investor Services revenue increased $6 million or 3%, primarily due to higher fee revenue.
PCL was $(22) million, compared to $(43) million a year ago. The change was largely due to lower releases of provisions on performing loans in U.S. Wealth Management (including City National), primarily driven by unfavourable changes in credit quality, partially offset by favourable changes to our macroeconomic forecast.
Non-interest expense increased $403 million or 10%, primarily due to higher variable compensation commensurate with increased revenue, higher staff costs, including investment in client-facing roles, and the impact of foreign exchange translation.
Q3 2026 vs. Q2 2026
Net income increased $257 million or 22% from last quarter, mainly due to higher fee-based client assets reflecting market appreciation, which also drove higher variable compensation. Higher net interest income reflecting higher spreads and lower PCL, mainly due to lower provisions on impaired loans and releases of provisions on performing loans in the current quarter, also contributed to the increase.

Q3 2026 vs. Q3 2025 (Nine months ended)
Net income increased $917 million or 31% from the same period last year, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher net interest income and higher transactional revenue driven by client activity also contributed to the increase.
Total revenue increased $1,972 million or 12%, primarily due to higher fee-based client assets reflecting market appreciation and net sales, as well as higher net interest income reflecting average volume growth in loans and deposits and higher spreads. Higher transactional revenue driven by client activity also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.
PCL decreased $73 million or 59%, primarily due to releases of provisions on performing loans in the current period in U.S. Wealth Management (including City National), largely reflecting favourable changes to our macroeconomic forecast, as compared to provisions taken in the same period last year, mainly driven by unfavourable changes to our scenario weights reflecting the impacts of trade disruptions (including tariffs).
Non-interest expense increased $864 million or 7%, largely due to higher variable compensation commensurate with increased revenue and higher staff costs. These factors were partially offset by lower amortization expense, as the amortization of intangible assets related to the City National acquisition was completed in fiscal 2025, and the impact of foreign exchange translation.

Royal Bank of Canada
  Third Quarter 2026   19

Insurance

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Non-interest income
Insurance service result	$227	$217	$279	$684	$789
Insurance investment result	60	92	48	211	208
Other income	41	36	41	116	115
Total revenue	328	345	368	1,011	1,112
Non-interest expense	81	75	74	234	241
Income before income taxes	247	270	294	777	871
Net income	$197	$218	$247	$628	$730
Selected balances and other information
ROE (1)	22.1%	25.9%	47.9%	24.3%	46.7%
Premiums and deposits (2), (3)	$1,593	$1,589	$1,456	$4,865	$5,238
Contractual service margin (CSM) (4)	1,709	1,759	1,928	1,709	1,928

(1)	Effective the first quarter of 2026, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements. For further details, refer to the How we measure and report our business segments section.
(2)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(3)	Comparative amounts for the nine months ended July 31, 2025 have been revised from those previously presented.
(4)	Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.
Financial performance
Q3 2026 vs. Q3 2025
Net income decreased $50 million or 20% from a year ago, primarily due to lower insurance service result reflecting the impact of favourable longevity reinsurance adjustments and recaptures in the prior period, as well as less favourable claims experience in the current period.
Total revenue decreased $40 million or 11%, primarily due to lower insurance service result as noted above.
Non-interest expense increased $7 million or 9%, primarily driven by higher operating costs.
Q3 2026 vs. Q2 2026
Net income decreased $21 million or 10% from last quarter, primarily driven by lower insurance investment result reflecting less favourable investment related experience.
Q3 2026 vs. Q3 2025 (Nine months ended)
Net income decreased $102 million or 14% from the same period last year, primarily due to lower insurance service result driven by the impact of reinsurance contract recaptures in the prior period.
Total revenue decreased $101 million or 9%, primarily due to lower insurance service result as noted above.
Non-interest expense decreased $7 million or 3%, primarily due to the impact of severance costs in the prior year, partially offset by higher operating costs.

Royal Bank of Canada
  Third Quarter 2026

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Net interest income (1)	$1,215	$1,315	$1,287	$3,748	$3,480
Non-interest income (1)	2,997	2,628	2,471	8,425	7,335
Total revenue (1)	4,212	3,943	3,758	12,173	10,815
PCL on performing assets	8	5	(7)	29	(30)
PCL on impaired assets	261	112	187	613	498
PCL	269	117	180	642	468
Non-interest expense	2,164	2,097	2,059	6,380	5,985
Income before income taxes	1,779	1,729	1,519	5,151	4,362
Net income	$1,544	$1,484	$1,328	$4,506	$3,962
Revenue by business
Corporate & Investment Banking	$2,045	$1,861	$1,761	$5,628	$5,065
Global Markets	2,152	2,052	1,941	6,428	5,789
Other	15	30	56	117	(39)
Selected balance sheet and other information
ROE	14.5%	14.8%	13.2%	14.6%	13.5%
Average total assets	$1,573,800	$1,453,900	$1,328,800	$1,497,100	$1,317,100
Average trading securities	273,300	242,300	196,100	256,500	202,500
Average loans and acceptances, net	198,100	188,300	163,700	187,300	161,400
Average deposits	495,000	463,200	403,400	471,000	379,300
PCL on impaired loans as a % of average net loans and acceptances	0.52%	0.25%	0.46%	0.44%	0.41%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the nine months ended
	Q3 2026 vs. Q3 2025	Q3 2026 vs. Q2 2026	Q3 2026 vs. Q3 2025
Increase (decrease):
Total revenue	$73	$79	$(124)
PCL	6	6	(6)
Non-interest expense	29	32	(41)
Net income	31	34	(68)
Percentage change in average U.S. dollar equivalent of C$1.00	(2)%	(2)%	2%
Percentage change in average British pound equivalent of C$1.00	(1)%	(2)%	(2)%
Percentage change in average Euro equivalent of C$1.00	(2)%	(1)%	(5)%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended July 31, 2026 was $24 million (April 30, 2026 – $20 million; July 31, 2025 – $69 million) and for the nine months ended July 31, 2026 was $69 million (July 31, 2025 – $104 million). For further discussion, refer to the How we measure and report our business segments section of our 2025 Annual Report.
Financial performance
Q3 2026 vs. Q3 2025
Net income increased $216 million or 16% from a year ago, primarily driven by higher revenue in Corporate & Investment Banking and Global Markets. These factors were partially offset by higher PCL and ongoing technology investments.
Total revenue increased $454 million or 12%.
Corporate & Investment Banking revenue increased $284 million or 16%, mainly due to higher equity and debt origination and M&A activity across most regions. Higher transaction banking, lending and securitization financing revenue driven by volume growth, as well as the impact of foreign exchange translation also contributed to the increase.
Global Markets revenue increased $211 million or 11%, primarily due to higher equity trading revenue across all regions. Higher revenue from funding and liquidity activities, the impact of foreign exchange translation and higher commissions revenue in cash equities due to increased client activity also contributed to the increase. These factors were partially offset by lower fixed income trading revenue across all regions.
Other revenue decreased $41 million or 73%, mainly reflecting changes in the fair value of hedges related to our share-based compensation plans, which was largely offset in non-interest expense. The impact of fair value changes in our legacy U.S. portfolios also contributed to the decrease.
PCL increased $89 million or 49%, primarily due to higher provisions on impaired loans in a few sectors, including the real estate and related and industrial products sectors, partially offset by lower provisions in the financing products sector.
Non-interest expense increased $105 million or 5%, primarily driven by ongoing technology investments and higher compensation on increased results.
Q3 2026 vs. Q2 2026
Net income increased $60 million or 4% from last quarter, primarily driven by higher debt and equity origination across most regions and higher fixed income trading revenue across all regions, partially offset by higher provisions on a previously impaired account in the other services sector and on impaired loans in a few sectors, including the consumer staples and industrial products sectors.

Royal Bank of Canada
  Third Quarter 2026   21

Q3 2026 vs. Q3 2025 (Nine months ended)
Net income increased $544 million or 14% from the same period last year, primarily driven by higher revenue in Global Markets and Corporate & Investment Banking. These factors were partially offset by higher compensation on increased results, higher taxes reflecting changes in earning mix and higher PCL.
Total revenue increased $1,358 million or 13%, largely due to higher equity trading revenue and M&A activity across all regions and higher equity and debt origination across most regions.
PCL increased $174 million or 37%, largely due to higher provisions on impaired loans in a few sectors, including the real estate and related and consumer discretionary sectors, partially offset by lower provisions in the other services sector. Provisions taken on performing loans in the current period, largely driven by portfolio growth, as compared to releases of provisions in the same period last year, also contributed to the increase.
Non-interest expense increased $395 million or 7%, primarily driven by higher compensation on increased results and ongoing technology investments.
Corporate Support

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Net interest income (loss) (1)	$201	$203	$217	$591	$779
Non-interest income (loss) (1), (2)	(152)	(200)	(83)	(464)	(805)
Total revenue (1), (2)	49	3	134	127	(26)
PCL	–	1	1	–	–
Non-interest expense (2)	135	169	290	441	506
Income (loss) before income taxes (1)	(86)	(167)	(157)	(314)	(532)
Income taxes (recoveries) (1)	(68)	(65)	(126)	(168)	(342)
Net income (loss)	$(18)	$(102)	$(31)	$(146)	$(190)

(1)	Teb adjusted.
(2)	Revenue for the three months ended July 31, 2026 included gains of $72 million (April 30, 2026 and July 31, 2025 – gains of $79 million and gains of $260 million, respectively) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $74 million (April 30, 2026 and July 31, 2025 – $74 million and $234 million, respectively) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans. Revenue for the nine months ended July 31, 2026 included gains of $241 million (July 31, 2025 – gains of $232 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $234 million (July 31, 2025 – $230 million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.
Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.
Total revenue and Income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment of $24 million for the three months ended July 31, 2026, compared to $20 million in the prior quarter and $69 million in the same quarter last year, which is primarily related to gross-up of income from the U.S. tax credit business in Capital Markets.
The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.
Q3 2026
Net loss was $18 million, primarily due to residual unallocated costs, partially offset by asset/liability management activities.
Q2 2026
Net loss was $102 million, primarily due to legal provisions and residual unallocated costs.
Q3 2025
Net loss was $31 million, primarily due to residual unallocated costs, including severance, partially offset by asset/liability management activities.
Q3 2026 (Nine months ended)
Net loss was $146 million, primarily due to residual unallocated costs, partially offset by asset/liability management activities.
Q3 2025 (Nine months ended)
Net loss was $190 million, primarily due to residual unallocated costs, including severance, partially offset by asset/liability management activities.

Royal Bank of Canada
  Third Quarter 2026

Quarterly results and trend analysis
Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):
Quarterly results

	2026			2025				2024
(Millions of Canadian dollars, except per share and percentage amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Personal Banking	$5,285	$5,049	$5,238	$5,178	$5,060	$4,805	$4,811	$4,658
Commercial Banking	2,252	2,159	2,207	2,221	2,152	2,062	2,127	2,077
Wealth Management	6,412	5,954	6,084	5,900	5,513	5,397	5,568	5,186
Insurance	328	345	338	209	368	338	406	278
Capital Markets (1)	4,212	3,943	4,018	3,611	3,758	3,301	3,756	2,903
Corporate Support (1)	49	3	75	90	134	(231)	71	(28)
Total revenue	18,538	17,453	17,960	17,209	16,985	15,672	16,739	15,074
PCL	1,000	912	1,090	1,007	881	1,424	1,050	840
Non-interest expense	9,789	9,437	9,463	9,374	9,232	8,730	9,256	9,019
Income before income taxes	7,749	7,104	7,407	6,828	6,872	5,518	6,433	5,215
Income taxes	1,725	1,595	1,622	1,394	1,458	1,128	1,302	993
Net income	$6,024	$5,509	$5,785	$5,434	$5,414	$4,390	$5,131	$4,222
EPS – basic	$4.24	$3.86	$4.03	$3.77	$3.76	$3.03	$3.54	$2.92
– diluted	4.23	3.85	4.03	3.76	3.75	3.02	3.54	2.91
Effective income tax rate	22.3%	22.5%	21.9%	20.4%	21.2%	20.4%	20.2%	19.0%
Period average US$ equivalent of C$1.00	$0.714	$0.729	$0.726	$0.720	$0.728	$0.704	$0.699	$0.733

(1)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2025 Annual Report.
Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months, which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.
Trend analysis
Earnings over the period have been impacted by the factors noted below.
Personal Banking revenue has benefitted from growth in volume and in fee-based client assets, which is influenced by market conditions, over the period. NIM has been favourably impacted by changes in product mix and the sustained impact of a higher interest rate environment.
Commercial Banking revenue has benefitted from volume growth in loans and deposits over the period. Net interest income has been positively impacted by changes in product mix as well as the sustained impact of a higher interest rate environment.
Wealth Management revenue has generally benefitted from growth in fee-based client assets, which is influenced by market conditions.
Insurance revenue primarily reflects insurance service and investment related experience. New business gains are deferred through CSM and new business losses are reflected through insurance service result.
Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. Investment banking fee pools started to slow in the first half of 2025 amidst macroeconomic uncertainty and market volatility, before showing signs of recovery in the second half of 2025 and continuing to increase through 2026. Sales & trading activity carried strong momentum in 2025 as elevated market volatility and constructive market conditions drove strong client activity, which remained robust through 2026.
PCL comprises provisions taken on performing assets and impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, which drive our forecasts and influence our scenario weights, and exposures. The second quarter of 2025 reflected unfavourable changes to our macroeconomic forecast, driven by the impacts of trade disruptions (including tariffs). PCL on impaired assets has generally trended upwards over the period.
Non-interest expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology. Expenses also included HSBC Canada transaction and integration costs before the third quarter of 2025.

Royal Bank of Canada
  Third Quarter 2026   23

Our effective income tax rate has been impacted by changes in earnings mix and varying levels of tax adjustments. Beginning in the first quarter of 2025, our effective income tax rate reflects the impact of Pillar Two legislation, which became effective for us beginning November 1, 2024.
Financial condition
Condensed balance sheets

	As at
(Millions of Canadian dollars)	July 31 2026	October 31 2025
Assets
Cash and deposits with banks (1)	$114,574	$87,388
Securities, net of applicable allowance (2)	646,162	561,788
Assets purchased under reverse repurchase agreements and securities borrowed	314,038	309,683
Loans
Retail	681,820	652,344
Wholesale	434,339	397,171
Allowance for loan losses	(7,429)	(7,093)
Other – Derivatives	162,386	177,206
– Other	152,927	146,519
Total assets	$2,498,817	$2,325,006
Liabilities
Deposits	$1,644,573	$1,515,616
Other – Obligations related to assets sold under repurchase agreements and securities loaned	325,185	289,516
– Derivatives	167,038	183,953
– Other	203,347	182,809
Subordinated debentures	13,580	13,961
Total liabilities	2,353,723	2,185,855
Equity attributable to shareholders	145,036	139,092
Non-controlling interests	58	59
Total equity	145,094	139,151
Total liabilities and equity	$2,498,817	$2,325,006
(1)	Cash and deposits with banks comprise Cash and due from banks and Interest-bearing deposits with banks.
(2)	Securities comprise trading and investment securities.
Q3 2026 vs. Q4 2025
Total assets increased $174 billion or 7% from October 31, 2025, inclusive of a $4 billion increase from foreign exchange translation.
Cash and deposits with banks increased $27 billion or 31%, primarily due to higher deposits with central banks reflecting liquidity and cash management activities.
Securities, net of applicable allowance, increased $84 billion or 15%, primarily due to higher government debt securities reflecting liquidity and cash management activities and client activity.
Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed remained relatively flat.
Loans (net of Allowance for loan losses) increased $66 billion or 6%, primarily due to volume growth in wholesale loans and residential mortgages.
Derivative assets decreased $15 billion or 8%, primarily attributable to lower fair values on foreign exchange contracts, partially offset by higher fair values on equity and interest rate contracts.
Other assets increased $6 billion or 4%, mainly due to higher receivables from brokers, dealers and clients.
Total liabilities increased $168 billion or 8%, inclusive of a $4 billion increase from foreign exchange translation.
Deposits increased $129 billion or 9%, primarily due to higher business and government and bank term deposits driven by liquidity and cash management activities and higher demand deposits due to client activity.
Obligations related to repurchase agreements (repos) and securities loaned increased $36 billion or 12%, primarily due to client financing activity.
Derivative liabilities decreased $17 billion or 9%, primarily attributable to lower fair values on foreign exchange contracts, partially offset by higher fair values on equity and interest rate contracts.
Other liabilities increased $21 billion or 11%, largely due to higher obligations related to securities sold short driven by client activity and higher payables to brokers, dealers and clients.
Subordinated debentures remained relatively flat.
Total equity increased $6 billion or 4%, mainly reflecting earnings, net of dividends and share repurchases.

Royal Bank of Canada
  Third Quarter 2026

Off-balance sheet arrangements
In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risks, which are discussed in the Risk management section of this Q3 2026 Report to Shareholders.
The following provides an update to our significant off-balance sheet transactions, which are described on pages 62 to 64 of our 2025 Annual Report.
Involvement with unconsolidated structured entities
Third-party securitization vehicles
We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at July 31, 2026, our maximum exposure to loss in these entities was $34 billion (October 31, 2025 – $26 billion). The increase in our maximum exposure to loss compared to last year reflects an increase in client activity with third-party securitization vehicles.
Risk management
Credit risk
Credit risk is the risk of loss associated with an obligor’s inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading activities.
Our Enterprise Credit Risk Management Framework (ECRMF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our ECRMF as described in our 2025 Annual Report.

Royal Bank of Canada
  Third Quarter 2026   25

Residential mortgages and home equity lines of credit (insured vs. uninsured)
(1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at July 31, 2026
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$9,439	41%	$13,775	59%	$23,214	$1,823
Quebec	11,266	23	38,537	77	49,803	3,686
Ontario	31,600	13	207,581	87	239,181	18,922
Alberta	17,867	39	28,387	61	46,254	4,741
Saskatchewan and Manitoba	8,186	37	13,896	63	22,082	1,824
B.C. and territories	11,869	13	80,900	87	92,769	8,676
Total Canada (5)	90,227	19	383,076	81	473,303	39,672
U.S.	–	–	37,657	100	37,657	2,300
Other International	–	–	3,457	100	3,457	1,406
Total International	–	–	41,114	100	41,114	3,706
Total	$90,227	18%	$424,190	82%	$514,417	$43,378

	As at April 30, 2026
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$9,144	41%	$13,345	59%	$22,489	$1,759
Quebec	11,189	23	36,965	77	48,154	3,603
Ontario	30,753	13	202,592	87	233,345	18,517
Alberta	17,643	39	27,403	61	45,046	4,612
Saskatchewan and Manitoba	8,098	37	13,590	63	21,688	1,738
B.C. and territories	11,850	13	78,812	87	90,662	8,434
Total Canada (5)	88,677	19	372,707	81	461,384	38,663
U.S.	–	–	36,179	100	36,179	2,217
Other International	–	–	3,316	100	3,316	1,435
Total International	–	–	39,495	100	39,495	3,652
Total	$88,677	18%	$412,202	82%	$500,879	$42,315

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)
Includes $43,363 million and $15 million of uninsured and insured home equity lines of credit, respectively (April 30, 2026 – $42,299 million and $16 million, respectively), reported within the personal loan category. The amounts in U.S. and Other International include term loans collateralized by residential properties.

(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces comprise Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories comprise British Columbia, Nunavut, Northwest Territories and Yukon.

(5)
Total consolidated residential mortgages in Canada of $473 billion (April 30, 2026 – $461 billion) includes $13 billion (April 30, 2026 – $12 billion) of mortgages with commercial clients in Commercial Banking, of which $10 billion (April 30, 2026 – $9 billion) are insured, and $18 billion (April 30, 2026 – $18 billion) of residential mortgages in Capital Markets, of which $18 billion (April 30, 2026 – $18 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (April 30, 2026 – all insured).

Residential mortgages portfolio by amortization period
(1)
The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	July 31 2026			April 30 2026
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	73%	46%	70%	74%	43%	72%
> 25 years ≤ 30 years	27	54	30	26	57	28
Total	100%	100%	100%	100%	100%	100%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).

Royal Bank of Canada
  Third Quarter 2026

Average loan-to-value (LTV) ratios
(1)
The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan
®
products by geographic region, as well as the respective LTV ratios for our total Personal Banking – Canada residential mortgage portfolio outstanding.

	For the three months ended				For the nine months ended
	July 31 2026		April 30 2026		July 31 2026
	Uninsured		Uninsured		Uninsured
	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)
Average of newly originated and acquired for the period, by region (4)
Atlantic provinces	70%	71%	70%	70%	70%	70%
Quebec	70	71	70	71	70	71
Ontario	70	69	72	67	71	68
Alberta	70	70	70	70	70	70
Saskatchewan and Manitoba	72	73	72	73	72	73
B.C. and territories	67	66	66	65	67	65
U.S.	70	n.m.	68	n.m.	69	n.m.
Other International	71	n.m.	70	n.m.	71	n.m.
Average of newly originated and acquired for the period (5), (6)	70%	69%	70%	68%	70%	68%
Total Personal Banking – Canada residential mortgages portfolio (7)	62%	52%	62%	52%	63%	52%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.
(3)	RBC Homeline Plan products comprise both residential mortgages and home equity lines of credit.
(4)	Region is based upon the address of the property mortgaged. The Atlantic provinces comprise Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories comprise British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.
(6)	For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
(7)	Weighted by mortgage balances and adjusted for property values based on the Teranet-National Bank House Price Index ‡ .
n.m.	not meaningful
Net International wholesale exposure by region, asset type and client type
(1), (2)
The following table provides a breakdown of our credit risk exposure by region, asset type and client type.

	As at
	July 31 2026								April 30 2026
	Asset type				Client type
(Millions of Canadian dollars)	Loans outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$21,916	$50,675	$9,981	$3,230	$36,173	$31,115	$18,514	$85,802	$71,253
U.K.	17,451	30,441	9,291	1,931	24,637	18,547	15,930	59,114	69,215
Caribbean	7,364	12,365	4,287	1,149	10,880	5,485	8,800	25,165	22,735
Asia-Pacific	10,940	58,508	7,358	1,750	23,160	47,142	8,254	78,556	71,772
Other (4)	3,068	1,586	4,698	166	3,182	3,070	3,266	9,518	9,396
Net International exposure (5)	$60,739	$153,575	$35,615	$8,226	$98,032	$105,359	$54,764	$258,155	$244,371

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)
Exposures are calculated on a fair value basis and net of collateral, which includes $508 billion against repo-style transactions (April 30, 2026 – $484 billion) and $19 billion against derivatives (April 30, 2026 – $20 billion).

(3)
Securities include $34 billion of trading securities (April 30, 2026 – $34 billion), $58 billion of deposits (April 30, 2026 – $60 billion) and $62 billion of investment securities (April 30, 2026 – $53 billion).

(4)	Includes exposures in the Middle East, Africa and Latin America.
(5)	Excludes $9,340 million (April 30, 2026 – $8,290 million) of exposures to supranational agencies.

Royal Bank of Canada
  Third Quarter 2026   27

Credit quality performance
The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets:
Gross impaired loans

	As at and for the three months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	October 31 2025
Personal Banking	$2,441	$2,427	$2,091
Commercial Banking	3,245	3,486	3,362
Wealth Management	1,037	923	609
Capital Markets	3,420	2,954	2,620
Total GIL	$10,143	$9,790	$8,682
Impaired loans, beginning balance	$9,790	$9,167	$8,751
Classified as impaired during the period (new impaired) (1)	2,117	1,888	1,962
Net repayments (1)	(685)	(403)	(249)
Amounts written off	(1,106)	(861)	(1,216)
Other (2)	27	(1)	(566)
Impaired loans, balance at end of period	$10,143	$9,790	$8,682
GIL as a % of total loans and acceptances
Total GIL as a % of related loans and acceptances	0.91%	0.90%	0.83%
Personal Banking	0.42%	0.43%	0.38%
Personal Banking – Canada	0.40%	0.40%	0.34%
Commercial Banking	1.67%	1.78%	1.74%
Wealth Management	0.75%	0.69%	0.47%
Capital Markets	1.69%	1.52%	1.52%

(1)	Certain GIL movements for Personal Banking – Canada and Commercial Banking are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(2)
Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, amounts related to foreclosed properties held as investment properties and interests in joint ventures for certain co-lending arrangements, foreign exchange translation and other movements.

Q3 2026 vs. Q2 2026
Total GIL increased $353 million or 4% from last quarter, primarily due to higher impaired loans in Capital Markets and Wealth Management, partially offset by lower impaired loans in Commercial Banking.
GIL in Personal Banking increased $14 million or 1%, primarily due to higher impaired loans in our Canadian residential mortgages portfolio.
GIL in Commercial Banking decreased $241 million or 7%, primarily due to lower impaired loans in a few sectors, including the real estate and related and consumer discretionary sectors.
GIL in Wealth Management increased $114 million or 12%, primarily due to higher impaired loans in U.S. Wealth Management (including City National), largely in the utilities sector and our retail portfolios, partially offset by lower impaired loans in the consumer staples sector.
GIL in Capital Markets increased $466 million or 16%, largely due to higher impaired loans in the real estate and related sector, partially offset by lower impaired loans in a few sectors, including the consumer discretionary sector.
Allowance for credit losses

	As at
(Millions of Canadian dollars)	July 31 2026	April 30 2026	October 31 2025
Personal Banking	$3,885	$3,788	$3,739
Commercial Banking	2,324	2,461	2,300
Wealth Management	477	522	496
Capital Markets	1,079	1,032	923
Corporate Support and other	1	1	1
ACL on loans	7,766	7,804	7,459
ACL on other financial assets (1)	22	15	11
Total ACL	$7,788	$7,819	$7,470
ACL on loans is comprised of:
Retail	$3,513	$3,463	$3,454
Wholesale	2,029	2,024	2,019
ACL on performing loans	$5,542	$5,487	$5,473
ACL on impaired loans	2,224	2,317	1,986
ACL on loans as a % of total loans and acceptances	0.70%	0.72%	0.71%

(1)	ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.

Royal Bank of Canada
  Third Quarter 2026

Q3 2026 vs. Q2 2026
Total ACL decreased $31 million from last quarter, primarily due to lower ACL on impaired loans, largely in Commercial Banking and Wealth Management, partially offset by Personal Banking and Capital Markets. This was partially offset by higher ACL on performing loans. ACL on performing loans increased $55 million or 1%, primarily due to portfolio growth and the impact of foreign exchange translation, partially offset by favourable impacts from changes to our macroeconomic forecast and credit quality.
For further details, refer to Note 5 of our Condensed Financial Statements.
Market risk
Market risk is defined to be the impact of market factors and prices upon our financial condition. This includes potential financial gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Management Framework from the framework described in our 2025 Annual Report. Using that framework, we continuously seek to ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors.
Market risk controls include limits on probabilistic measures of potential loss in trading positions, such as Value-at-Risk (VaR) and stress testing. Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB). To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios and time horizons. There has been no material change to the VaR or IRRBB measurement methodology, controls or limits from those described in our 2025 Annual Report. For further details on our approach to the management of market risk, refer to the Market risk section of our 2025 Annual Report.
Market risk measures – FVTPL positions
VaR and Trading VaR
The following table presents our Market risk VaR and Trading VaR figures:

	July 31, 2026				April 30, 2026		July 31, 2025
		For the three months ended				For the three months ended		For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	As at	Average
Equity	$10	$11	$15	$8	$12	$16	$17	$17
Foreign exchange	3	5	10	2	8	5	7	4
Commodities	7	8	11	6	8	8	7	6
Interest rate (1)	21	23	27	19	21	23	20	24
Credit specific (2)	6	6	7	5	6	5	7	8
Diversification (3)	(24)	(33)	n.m.	n.m.	(37)	(34)	(31)	(31)
Trading VaR	$23	$20	$26	$16	$18	$23	$27	$28
Total VaR	$22	$33	$42	$22	$34	$44	$43	$43

	July 31, 2026				July 31, 2025
		For the nine months ended				For the nine months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average
Equity	$10	$14	$25	$8	$17	$16
Foreign exchange	3	5	10	2	7	4
Commodities	7	9	15	6	7	7
Interest rate (1)	21	24	32	19	20	22
Credit specific (2)	6	6	8	5	7	8
Diversification (3)	(24)	(34)	n.m.	n.m.	(31)	(32)
Trading VaR	$23	$24	$34	$14	$27	$25
Total VaR	$22	$39	$57	$22	$43	$36

(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful
Q3 2026 vs. Q3 2025
Average Trading VaR of $20 million decreased $8 million and average total VaR of $33 million decreased $10 million from a year ago, primarily driven by exposure changes in our trading equity portfolio.
Q3 2026 vs. Q2 2026
Average Trading VaR of $20 million decreased $3 million from last quarter, primarily driven by exposure changes in our trading equity portfolio.
Average total VaR of $33 million decreased $11 million, primarily driven by exposure changes in our trading equity portfolio which also provided diversification benefits in our non-trading portfolio.

Royal Bank of Canada
  Third Quarter 2026   29

Q3 2026 vs. Q3 2025 (Nine months ended)
Average Trading VaR of $24 million remained relatively stable from the same period last year.
Average total VaR of $39 million increased $3 million, primarily driven by exposure changes in our non-trading equity portfolios.
The following chart displays a bar graph of our daily trading revenue and a line graph of our daily market risk Trading VaR. We incurred 2 days of net trading losses in the three months and nine months ended July 31, 2026 which did not exceed VaR.

(1)	Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.
Market risk measures for assets and liabilities of RBC Insurance
®
We offer a range of insurance products to clients and hold investments to meet future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at July 31, 2026, we held assets in support of $23 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (April 30, 2026 – $22 billion).
Market risk measures – IRRBB sensitivities
The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and 12-month NII, assuming no subsequent hedging. Interest rate risk measures are based on current on- and off-balance sheet positions which can change over time in response to business activity and management actions.

	July 31 2026						April 30 2026		July 31 2025
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar and other impact	Total	Canadian dollar impact	U.S. dollar and other impact	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(2,066)	$(445)	$(2,511)	$220	$153	$373	$(2,711)	$187	$(2,506)	$274
100 bps decrease in rates	1,870	(22)	1,848	(324)	(234)	(558)	2,043	(381)	1,800	(389)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
As at July 31, 2026, an immediate and sustained -100 bps shock would have had a negative impact to our NII of $558 million, up from $381 million last quarter. An immediate and sustained +100 bps shock as at July 31, 2026 would have had a negative impact to the bank’s EVE of $2,511 million, down from $2,711 million last quarter. The quarter-over-quarter changes in EVE and NII sensitivities reflect a reduction in fixed rate net asset position, which included the impact of model parameter updates. During the third quarter of 2026, NII and EVE risks remained within approved limits.

Royal Bank of Canada
  Third Quarter 2026

Linkage of market risk to selected balance sheet items
The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at July 31, 2026
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$64,140	$–	$64,140	Interest rate
Interest-bearing deposits with banks	50,434	–	50,434	Interest rate
Securities
Trading	252,210	215,872	36,338	Interest rate, credit spread
Investment, net of applicable allowance	393,952	–	393,952	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	314,038	262,659	51,379	Interest rate
Loans
Retail	681,820	20	681,800	Interest rate
Wholesale	434,339	5,009	429,330	Interest rate
Allowance for loan losses	(7,429)	–	(7,429)	Interest rate
Other
Derivatives	162,386	156,666	5,720	Interest rate, foreign exchange
Other assets	144,304	68,644	75,660	Interest rate
Assets not subject to market risk (3)	8,623
Total assets	$2,498,817	$708,870	$1,781,324
Liabilities subject to market risk
Deposits	$1,644,573	$77,774	$1,566,799	Interest rate
Other
Obligations related to securities sold short	59,405	58,800	605	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	325,185	276,582	48,603	Interest rate
Derivatives	167,038	162,478	4,560	Interest rate, foreign exchange
Other liabilities	118,528	54,690	63,838	Interest rate
Subordinated debentures	13,580	–	13,580	Interest rate
Liabilities not subject to market risk (4)	25,414
Total liabilities	$2,353,723	$630,324	$1,697,985
Total equity	145,094
Total liabilities and equity	$2,498,817

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other non-trading portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk primarily include insurance-related assets.
(4)	Liabilities not subject to market risk primarily include insurance contract liabilities.

Royal Bank of Canada
  Third Quarter 2026   31

	As at April 30, 2026
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$59,347	$–	$59,347	Interest rate
Interest-bearing deposits with banks	34,146	–	34,146	Interest rate
Securities
Trading	236,601	205,224	31,377	Interest rate, credit spread
Investment, net of applicable allowance	375,763	–	375,763	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	316,375	263,421	52,954	Interest rate
Loans
Retail	663,356	3	663,353	Interest rate
Wholesale	422,114	5,780	416,334	Interest rate
Allowance for loan losses	(7,521)	–	(7,521)	Interest rate
Other
Derivatives	150,745	145,701	5,044	Interest rate, foreign exchange
Other assets	136,870	64,121	72,749	Interest rate
Assets not subject to market risk (3)	8,284
Total assets	$2,396,080	$684,250	$1,703,546
Liabilities subject to market risk
Deposits	$1,581,546	$73,047	$1,508,499	Interest rate
Other
Obligations related to securities sold short	57,472	57,091	381	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	312,954	280,031	32,923	Interest rate
Derivatives	156,627	153,183	3,444	Interest rate, foreign exchange
Other liabilities	108,916	50,583	58,333	Interest rate
Subordinated debentures	13,498	–	13,498	Interest rate
Liabilities not subject to market risk (4)	24,294
Total liabilities	$2,255,307	$613,935	$1,617,078
Total equity	140,773
Total liabilities and equity	$2,396,080

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other non-trading portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk primarily include insurance-related assets.
(4)	Liabilities not subject to market risk primarily include insurance contract liabilities.

Royal Bank of Canada
  Third Quarter 2026

Liquidity and funding risk
Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.
Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements that are appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite. There have been no material changes to our internal frameworks and policies from those described in our 2025 Annual Report.
Liquid assets
Available liquid assets include unencumbered cash and securities from on- and off-balance sheet sources and other liquid assets that can be used as collateral to access funding in a timely manner. In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems. Although unused wholesale funding capacity and access to central bank lending facilities are considered additional potential sources of liquidity, they are excluded in the determination of available liquid assets.

	As at July 31, 2026
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$114,574	$–	$114,574	$3,004	$111,570
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	501,813	367,685	869,498	494,707	374,791
Other securities	161,229	218,639	379,868	249,696	130,172
Other liquid assets (2)	50,357	–	50,357	41,323	9,034
Total liquid assets	$827,973	$586,324	$1,414,297	$788,730	$625,567

	As at April 30, 2026
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$93,493	$–	$93,493	$2,777	$90,716
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	483,189	376,038	859,227	481,371	377,856
Other securities	157,121	201,187	358,308	235,550	122,758
Other liquid assets (2)	50,570	–	50,570	40,411	10,159
Total liquid assets	$784,373	$577,225	$1,361,598	$760,109	$601,489

	As at
(Millions of Canadian dollars)	July 31 2026	April 30 2026
Royal Bank of Canada	$281,150	$281,217
Foreign branches	95,672	92,988
Subsidiaries	248,745	227,284
Total unencumbered liquid assets	$625,567	$601,489

(1)	Includes marketable securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(2)	Encumbered liquid assets amount includes cash collateral and margin deposit amounts pledged related to over-the-counter (OTC) and exchange-traded derivative transactions.
Unencumbered liquid assets include marketable securities that consider multiple factors including time to convert to cash, concentration and product types to ensure we possess an appropriate mix of assets to support liquidity requirements, including in times of stress. Changes in liquid assets are typically affected by routine flows of retail and commercial client banking activities, and business strategies and activities in Capital Markets and Corporate Treasury.
Q3 2026 vs. Q2 2026
Total unencumbered liquid assets increased $24 billion or 4% from last quarter, primarily due to an increase in cash and deposits with banks reflecting deposit and funding growth.

Royal Bank of Canada
  Third Quarter 2026   33

Asset encumbrance
The following table provides a summary of our on- and off-balance sheet assets, distinguishing between those that are encumbered and those available for sale or use as collateral in secured funding transactions. Encumbered assets are composed of assets pledged as collateral and those assets that are otherwise deemed restricted due to legal, operational, or other purposes, and are not considered as available liquidity to counteract a liquidity stress event.

	As at July 31, 2026
	Total assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$114,574	$–	$114,574	$–	$3,004	$111,570	$–
Securities (4)	658,318	661,331	1,319,649	790,061	41,423	482,748	5,417
Loans, net of allowance for loan losses
Mortgage securities	49,848	–	49,848	25,920	–	23,928	–
Mortgage loans	463,669	–	463,669	62,346	–	43,277	358,046
Other loans	595,213	–	595,213	5,242	–	27,028	562,943
Derivatives	162,386	–	162,386	–	–	–	162,386
Others (5)	152,927	–	152,927	41,323	–	9,034	102,570
Total	$2,196,935	$661,331	$2,858,266	$924,892	$44,427	$697,585	$1,191,362

	As at April 30, 2026
	Total assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$93,493	$–	$93,493	$–	$2,777	$90,716	$–
Securities (4)	627,834	653,105	1,280,939	765,767	35,661	474,527	4,984
Loans, net of allowance for loan losses
Mortgage securities	50,859	–	50,859	25,285	–	25,574	–
Mortgage loans	449,116	–	449,116	70,518	–	41,830	336,768
Other loans	577,974	–	577,974	5,081	–	27,000	545,893
Derivatives	150,745	–	150,745	–	–	–	150,745
Others (5)	145,154	–	145,154	40,411	–	10,159	94,584
Total	$2,095,175	$653,105	$2,748,280	$907,062	$38,438	$669,806	$1,132,974

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Represents assets that are immediately available for use as collateral, including National Housing Act Mortgage-Backed Securities (NHA MBS), our unencumbered mortgage loans that qualify as eligible collateral at Federal Home Loan Banks (FHLB), as well as loans that qualify as eligible collateral and are lodged at the Federal Reserve System’s discount window.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing, derivative transactions and margin lending.
(5)	The Pledged as collateral amount includes cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
Q3 2026 vs. Q2 2026
Total unencumbered assets available as collateral increased $28 billion or 4% from last quarter, primarily due to increases in cash and deposits with banks and on-balance sheet securities.
Funding
Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.
Our funding strategy seeks an appropriate balance of funding sources, including a diverse pool of personal, commercial and wealth management deposits, capital and funding, including secured and unsecured wholesale funding.
Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and execute when timely and appropriate.
We continuously evaluate opportunities to expand into new markets and investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.
We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.

Royal Bank of Canada
  Third Quarter 2026

Deposit and funding profile
As at July 31, 2026, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $1,041 billion or 51% of our total funding (April 30, 2026 – $1,016 billion or 52%).
Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.
Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at July 31, 2026, the notional value of issued and outstanding long-term senior unsecured debt subject to conversion under the Bail-in regime was $138 billion (April 30, 2026 – $136 billion). As at July 31, 2026, the notional value of issued and outstanding long-term non-bail-inable senior unsecured debt was $78 billion (April 30, 2026 – $74 billion).
For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.
Long-term debt issuance
We operate long-term debt issuance registered programs. Each long-term debt program allows issuances in multiple currencies. The following table summarizes our registered programs and their authorized limits by geography:
Programs by geography

Canada	U.S.	Europe
• Canadian Shelf Program – $30 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion

• Global Covered Bond Program – € 75 billion
We also raise long-term funding using other issuance formats globally and through asset securitizations.
As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

Long-term debt (1) – funding mix by product

MBS/CMB (2)
6%
Covered bonds
19%
Cards securitization
2%
Subordinated debentures
5%
Senior unsecured funding
68%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

Royal Bank of Canada
  Third Quarter 2026   35

The following table shows the composition of wholesale funding based on remaining term to maturity:
Composition of wholesale funding
(1)

	As at July 31, 2026
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,003	$1,103	$876	$3,628	$9,610	$–	$–	$9,610
Certificates of deposit and commercial paper (3)	9,691	24,467	44,079	70,003	148,240	393	–	148,633
Asset-backed commercial paper (4)	4,980	7,184	7,480	1,277	20,921	–	–	20,921
Senior unsecured medium-term notes (5)	2,505	5,032	16,487	21,419	45,443	28,770	65,907	140,120
Senior unsecured structured notes (6)	3,674	2,119	5,536	5,303	16,632	4,131	12,395	33,158
Mortgage securitization	–	659	714	1,456	2,829	1,873	12,595	17,297
Covered bonds/asset-backed securities (7)	1,499	6,567	7,977	8,382	24,425	11,492	20,008	55,925
Subordinated liabilities	–	–	–	–	–	–	13,613	13,613
Other (8)	18	1,646	911	145	2,720	248	24,723	27,691
Total	$26,370	$48,777	$84,060	$111,613	$270,820	$46,907	$149,241	$466,968
Of which:
– Secured	$6,479	$16,022	$17,012	$11,115	$50,628	$13,365	$38,583	$102,576
– Unsecured	19,891	32,755	67,048	100,498	220,192	33,542	110,658	364,392

	As at April 30, 2026
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,008	$419	$696	$3,311	$6,434	$–	$–	$6,434
Certificates of deposit and commercial paper (3)	16,833	18,147	32,695	63,241	130,916	46	–	130,962
Asset-backed commercial paper (4)	5,160	5,507	6,910	2,277	19,854	–	–	19,854
Senior unsecured medium-term notes (5)	6,421	9,376	7,320	27,053	50,170	24,239	67,969	142,378
Senior unsecured structured notes (6)	2,719	1,423	2,585	4,161	10,888	4,098	13,221	28,207
Mortgage securitization	–	542	660	846	2,048	2,684	12,062	16,794
Covered bonds/asset-backed securities (7)	–	5,134	7,865	14,793	27,792	10,184	21,580	59,556
Subordinated liabilities	–	–	–	–	–	–	13,540	13,540
Other (8)	8	2,068	51	156	2,283	235	23,904	26,422
Total	$33,149	$42,616	$58,782	$115,838	$250,385	$41,486	$152,276	$444,147
Of which:
– Secured	$5,160	$13,221	$15,435	$17,916	$51,732	$12,868	$39,276	$103,876
– Unsecured	27,989	29,395	43,347	97,922	198,653	28,618	113,000	340,271

(1)	Excludes repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Includes bearer deposit notes (unsecured).
(4)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(5)	Includes deposit notes and floating rate notes (unsecured).
(6)	Includes notes where the payout is tied to movements in interest rate, foreign exchange, commodities and equities.
(7)	Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(8)	Includes tender option bonds (secured) of $5,980 million (April 30, 2026 – $5,634 million), other long-term structured deposits (unsecured) of $19,052 million (April 30, 2026 – $18,499 million), FHLB advances (secured) of $2,453 million (April 30, 2026 – $2,038 million) and wholesale guaranteed interest certificates of $206 million (April 30, 2026 – $251 million).
Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.
The following table presents our major credit ratings:
Credit ratings
(1)

As at August 26, 2026
	Short-term debt	Issuer rating (2)	Senior long-term debt (3)	Outlook
Moody’s ‡ (4)	P-1	Aa1	A1	stable
Standard & Poor’s ‡ (5)	A-1+	AA-	A	stable
Fitch Ratings ‡ (6)	F1+	AA+	AA-	stable
DBRS ‡ (7)	R-1 (high)	AA (high)	AA	stable
(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them and are subject to revision or withdrawal at any time by the rating organization. Our rating classes may differ from the rating category nomenclatures used by the rating agencies.
(2)	Credit ratings applicable to long-term non-bail-inable senior unsecured debt.
(3)	Includes senior long-term debt which is subject to conversion under the Bail-in regime.
(4)	On May 6, 2026, Moody’s affirmed our ratings with a stable outlook.
(5)	On December 10, 2025, Standard & Poor’s performed an annual review of our ratings. There were no changes to our ratings.
(6)	On May 12, 2026, Fitch Ratings upgraded our issuer rating to AA+ from AA following the publication on May 8, 2026 of Fitch Ratings’ updated bank rating criteria. Subsequent to this rating action, Fitch Ratings affirmed our ratings with a stable outlook on May 21, 2026.
(7)	On May 8, 2026, DBRS affirmed our ratings with a stable outlook.

Royal Bank of Canada
  Third Quarter 2026

Additional contractual obligations for rating downgrades
We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required to be posted to OTC derivative counterparties and other counterparties at the reporting date in the event of a one-, two- or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	July 31 2026			April 30 2026
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Additional contractual obligations for rating downgrades	$420	$225	$368	$331	$153	$710

Royal Bank of Canada
  Third Quarter 2026   37

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a 30-day acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage requirement for LCR is 100%.
The LCR is calculated using the standard OSFI-prescribed reporting template and disclosed as the average of daily LCR positions during the quarter.
Liquidity coverage ratio common disclosure template
(1)

	For the three months ended
	July 31 2026
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$486,851
Cash outflows
Retail deposits and deposits from small business customers, of which:	$427,888	$39,926
Stable deposits (3)	137,747	4,132
Less stable deposits	290,141	35,794
Unsecured wholesale funding, of which:	561,628	267,230
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	191,417	45,273
Non-operational deposits	350,694	202,440
Unsecured debt	19,517	19,517
Secured wholesale funding		73,438
Additional requirements, of which:	492,040	110,357
Outflows related to derivative exposures and other collateral requirements	110,322	33,778
Outflows related to loss of funding on debt products	13,766	13,766
Credit and liquidity facilities	367,952	62,813
Other contractual funding obligations (5)	27,219	27,219
Other contingent funding obligations (6)	1,040,479	17,641
Total cash outflows		$535,811
Cash inflows
Secured lending (e.g., reverse repos)	$464,762	$98,778
Inflows from fully performing exposures	25,705	11,398
Other cash inflows	37,085	37,085
Total cash inflows		$147,261
		Total adjusted value
Total HQLA		$486,851
Total net cash outflows		388,550
Liquidity coverage ratio		125%

	April 30 2026
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$469,804
Total net cash outflows		373,537
Liquidity coverage ratio		126%

(1)	The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended July 31, 2026 is calculated as an average of 64 daily positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).
We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.
HQLA eligibility is defined by OSFI eligibility criteria and subject to OSFI-prescribed haircuts. We maintain HQLA in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our HQLA include cash, placements with central banks and highly rated securities issued or guaranteed by sovereign issuers as well as supranational and non-financial entities.

Royal Bank of Canada
  Third Quarter 2026

The LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Net cash outflows for demand and term deposits are calculated using the prescribed withdrawal factors, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. These are offset by inflows from performing loans, securities lending activities and other non-HQLA assets.
The LCR does not reflect any market funding capacity that we believe would be available in a stress situation and all maturing wholesale debt is assigned 100% outflow in the LCR calculation.
Q3 2026 vs. Q2 2026
The average LCR for the quarter ended July 31, 2026 was 125%, which translates into a surplus of approximately $98 billion, compared to 126% and a surplus of approximately $96 billion in the prior quarter. Average LCR remained relatively stable from the prior quarter, as growth in loans and securities was offset by growth in deposits and funding.
Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI LAR regulatory minimum coverage level for NSFR is 100%.
Available stable funding (ASF) is defined as the portion of capital and liabilities expected to be reliable over the time horizon considered by the NSFR. Required stable funding (RSF) is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance sheet exposures.
OSFI requires Canadian Domestic Systemically Important Banks (D-SIBs) to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada
  Third Quarter 2026   39

Net Stable Funding Ratio common disclosure template
(1)

	As at July 31, 2026
	Unweighted value by residual maturity (2)				Weighted value
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$146,194	$–	$–	$13,862	$160,056
Regulatory Capital	146,194	–	–	13,862	160,056
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	364,727	111,402	53,443	66,381	544,582
Stable deposits (3)	108,763	49,280	28,377	30,286	207,385
Less stable deposits	255,964	62,122	25,066	36,095	337,197
Wholesale funding:	412,053	566,649	128,621	185,322	499,098
Operational deposits (4)	204,374	–	–	–	102,187
Other wholesale funding	207,679	566,649	128,621	185,322	396,911
Liabilities with matching interdependent assets (5)	–	2,354	2,472	20,725	–
Other liabilities:	68,600	282,463			21,839
NSFR derivative liabilities		26,696
All other liabilities and equity not included in the above categories	68,600	233,202	1,450	21,115	21,839
Total ASF					$1,225,575
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$49,268
Deposits held at other financial institutions for operational purposes	–	2,619	–	–	1,310
Performing loans and securities:	306,704	321,829	148,615	618,764	876,633
Performing loans to financial institutions secured by Level 1 HQLA	–	92,015	11,707	–	10,616
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	11,737	120,017	33,396	41,350	82,610
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	206,138	63,896	38,886	199,571	392,630
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	19,944	12,964
Performing residential mortgages, of which:	42,517	40,356	63,483	347,796	322,721
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	37,389	40,322	63,437	330,515	303,633
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	46,312	5,545	1,143	30,047	68,056
Assets with matching interdependent liabilities (5)	–	2,354	2,472	20,725	–
Other assets:	9,034	396,821			125,258
Physical traded commodities, including gold	9,034				7,679
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		35,140			29,869
NSFR derivative assets		27,913			1,217
NSFR derivative liabilities before deduction of variation margin posted		74,261			3,713
All other assets not included in the above categories	–	179,159	82	80,266	82,780

Off-balance sheet items		1,049,056			39,409
Total RSF					$1,091,878
Net Stable Funding Ratio (%)					112%

	As at April 30, 2026
(Millions of Canadian dollars, except percentage amounts)					Weighted value
Total ASF					$1,181,392
Total RSF					1,066,526
Net Stable Funding Ratio (%)					111%

(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)	Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs), NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted and Off-balance sheet items.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small- and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Interdependent assets and liabilities represent NHA MBS liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Royal Bank of Canada
  Third Quarter 2026

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. The NSFR does not reflect any unused market funding capacity that we believe would be available.
Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.
Q3 2026 vs. Q2 2026
The NSFR as at July 31, 2026 was 112%, which translates into a surplus of approximately $134 billion, compared to 111% and a surplus of approximately $115 billion in the prior quarter. NSFR increased compared to last quarter, primarily due to growth in deposits and funding, partially offset by increases in lending.
Capital management
We continue to manage our capital in accordance with our Capital Management Framework as described in our 2025 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including OSFI guidance, in order to comply with these requirements as disclosed in the Capital management section in our 2025 Annual Report and as updated below.
OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1 and Total capital ratios as per Capital Adequacy Requirements (CAR) guidelines. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the Internal Ratings Based (IRB) Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We apply the IRB approach to credit risk to determine minimum regulatory capital requirements for the majority of our portfolios. Certain credit risk portfolios are subject to the SA, primarily in Wealth Management including our City National wholesale portfolio, our Caribbean Banking operations and certain non-mortgage retail portfolios. For consolidated regulatory reporting of market risk capital and operational risk capital, we use the revised SA based on OSFI requirements.
The Financial Stability Board (FSB) has re-designated us as a Global Systemically Important Bank (G-SIB). This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the D-SIB requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian D-SIBs to further ensure the financial stability of the Canadian financial system. On June 19, 2026, OSFI announced a decrease in the DSB from 3.5% to 3% of total RWA and lowered the DSB upper range limit from 4% to 3% of total RWA, effective immediately.
Under OSFI’s Total Loss Absorbing Capacity (TLAC) guideline, D-SIBs are required to maintain a risk-based TLAC ratio which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio which builds on the leverage ratio described in OSFI’s Leverage Requirements (LR) guideline. The TLAC requirement is intended to address the sufficiency of a D-SIB’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.
Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. Effective the first quarter of 2026, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements.
For further details, refer to the Capital management section of our 2025 Annual Report.
The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at July 31, 2026 (4)	RBC capital, leverage and TLAC ratios as at July 31, 2026
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)

CET1	4.5%	2.6%	7.1%	1.0%	8.1%	3.0%	11.1%	13.5%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	3.0%	12.6%	14.9%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	3.0%	14.6%	16.7%
Leverage ratio	3.0%	n.a.	3.0%	0.5%	3.5%	n.a.	3.5%	4.3%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	3.0%	24.6%	30.9%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	n.a.	7.25%	8.9%

(1)	A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS’s G-SIB surcharge, is applicable to risk-weighted capital. For leverage ratio, only 50% of our D-SIB surcharge for capital is the required surcharge.
(2)	The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI’s CAR guidelines, was 0.07% as at July 31, 2026 (April 30, 2026 – 0.07%; October 31, 2025 – 0.06%).
(3)	The DSB can range from 0% to 3% of total RWA and as at July 31, 2026 was set at 3%.
(4)	Minimum target requirements reflect CCyB requirements as at July 31, 2026 which are subject to change based on exposures held at the reporting date.
n.a.	not applicable

Royal Bank of Canada
  Third Quarter 2026   41

The following table provides details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	April 30 2026	October 31 2025
Capital (1)
CET1 capital	$104,956	$101,313	$98,748
Tier 1 capital	116,072	112,453	110,393
Total capital	129,935	126,286	122,399
RWA used in calculation of capital ratios (1)
Credit risk	$630,182	$606,835	$590,306
Market risk	40,045	37,511	41,506
Operational risk	107,760	104,244	98,413
Total RWA	$777,987	$748,590	$730,225
Capital ratios and Leverage ratio (1)
CET1 ratio	13.5%	13.5%	13.5%
Tier 1 capital ratio	14.9%	15.0%	15.1%
Total capital ratio	16.7%	16.9%	16.8%
Leverage ratio	4.3%	4.3%	4.4%
Leverage ratio exposure	$2,705,109	$2,608,763	$2,491,090
TLAC available and ratios (2)
TLAC available	$240,463	$235,104	$230,385
TLAC ratio	30.9%	31.4%	31.5%
TLAC leverage ratio	8.9%	9.0%	9.2%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using TLAC available as a percentage of total RWA and leverage exposure, respectively.
Q3 2026 vs. Q2 2026

(1)	Represents rounded figures.
(2)
Represents net internal capital generation of $3.4 billion or 46 bps consisting of net income available to shareholders less common and preferred share dividends and distributions on other equity instruments.

(3)	Excludes the impact of items in Other.
(4)	Includes fair value OCI adjustments of 3 bps, the impact of foreign exchange translation and other movements, largely offset by net credit migration of 6 bps.
Our CET1 ratio of 13.5% was unchanged from last quarter, as net internal capital generation was largely offset by business-driven
RWA growth and share repurchases.
Total RWA increased by $29 billion, primarily due to business growth, the impact of foreign exchange translation and net credit migration. Business growth reflects higher corporate lending, personal lending and residential mortgages, operational risk from higher revenues, as well as market risk. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.
Our Tier 1 capital ratio of 14.9% was down 10 bps, mainly reflecting the factors noted under the CET1 ratio.
Our Total capital ratio of 16.7% was down 20 bps, mainly reflecting the factors noted under the CET1 ratio.
Our Leverage ratio of 4.3% was unchanged from last quarter, as net internal capital generation was offset by business-driven
growth in leverage exposures and share repurchases.

Royal Bank of Canada
  Third Quarter 2026

Total leverage exposures increased by $96 billion, primarily due to business growth in loans and securities and the impact of foreign exchange translation.
Our TLAC ratio of 30.9% was down 50 bps, mainly reflecting the factors noted above under the CET1 ratio.
Our TLAC leverage ratio of 8.9% was down 10 bps, mainly reflecting the factors noted above under the Leverage ratio.
External TLAC instruments include long-term debt subject to conversion under the Bail-in regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.

Selected capital management activity
The following table provides our selected capital management activity:

		For the three months ended July 31, 2026		For the nine months ended July 31, 2026
(Millions of Canadian dollars, except number of shares)	Transaction date	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		741	$78	1,393	$148
Purchased for cancellation (2)		(5,620)	(84)	(17,231)	(257)
Redemption of preferred shares Series BF (2), (3)	November 24, 2025	–	–	(12,000)	(300)
Redemption of preferred shares Series BH (2), (3)	December 8, 2025	–	–	(6,000)	(150)
Redemption of preferred shares Series BI (2), (3)	December 8, 2025	–	–	(6,000)	(150)
Redemption of LRCN Series 2 (2), (3), (4)	January 24, 2026	–	–	(1,250)	(1,250)
Issuance of LRCN Series 8 (2), (3), (4)	January 30, 2026	–	–	1,000	1,361
Tier 2 capital
Maturity of January 27, 2026 subordinated debentures (2), (3)	January 27, 2026		$–		$(2,035)
Issuance of May 5, 2036 subordinated debentures (2), (3)	April 29, 2026		–		1,750

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Non-Viability Contingent Capital (NVCC) instruments.
(4)	For each limited recourse capital notes (LRCN) series, the number of shares represents the number of notes issued.
On June 10, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 35 million of our common shares. This NCIB expired on June 11, 2026, with 20,427 thousand common shares repurchased and cancelled at a cost of approximately $4,473 million.
On June 10, 2026, we announced an NCIB to purchase up to 45 million of our common shares, commencing on June 12, 2026 and continuing until June 11, 2027, when the bid expires, or such earlier date as we complete the repurchase of all shares permitted under the NCIB. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 3,975 thousand, at a cost of approximately $1,161 million.
For the three months ended July 31, 2026, the total number of common shares repurchased and cancelled under our NCIBs was approximately 5,620 thousand. The total cost of the shares repurchased was $1,603 million.
For the nine months ended July 31, 2026, the total number of common shares repurchased and cancelled under our NCIBs was approximately 17,231 thousand. The total cost of the shares repurchased was $4,236 million.
We determine the amount and timing of purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.
On November 24, 2025, we redeemed all 12 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BF at a price of $25 per share.
On December 8, 2025, we redeemed all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BH and all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BI at a price of $25 per share.
On January 24, 2026, we redeemed all 1.25 million of our issued and outstanding Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BR (Series BR) at a price of $1,000 per share. As a result of the redemption of Series BR, we automatically redeemed all $1,250 million of our outstanding NVCC 4.00% LRCN Series 2 on the same date for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On January 27, 2026, all US$1,500 million of our outstanding NVCC 4.65% subordinated debentures matured. The principal amount plus accrued interest were paid to noteholders on the maturity date.
On January 30, 2026, we issued US$1,000 million of LRCN Series 8 at a price of US$1,000 per note. The LRCN Series 8 bear interest at a fixed rate of 6.50% per annum until May 24, 2033. Thereafter, the interest rate on the LRCN Series 8 will reset every five years at a rate per annum equal to the prevailing 5-Year U.S. Treasury Rate plus 2.45% until their maturity on May 24, 2086.
On April 29, 2026, we issued $1,750 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.14% per annum until May 5, 2031, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.23% thereafter until their maturity on May 5, 2036.

Royal Bank of Canada
  Third Quarter 2026   43

Selected share data
(1)

	As at July 31, 2026
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,384,797	$20,754	$1.76
Treasury shares – common shares (2)	(243)	(96)
Common shares outstanding	1,384,554	$20,658
Stock options and awards
Outstanding	6,819
Exercisable	3,145
First preferred shares issued
Non-cumulative Series BO (3), (4)	14,000	$350	$0.37
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%
Non-cumulative Series BU (3), (4), (5)	750	750	7.41%
Non-cumulative Series BW (3), (4), (5)	600	600	6.70%
Other equity instruments issued
LRCN Series 3 (3), (4), (6), (7)	1,000	1,000	3.65%
LRCN Series 4 (3), (4), (6), (7)	1,000	1,370	7.50%
LRCN Series 5 (3), (4), (6), (7)	1,000	1,396	6.35%
LRCN Series 6 (3), (4), (6), (7)	1,250	1,708	6.75%
LRCN Series 7 (3), (4), (6), (7)	1,350	1,869	6.50%
LRCN Series 8 (3), (4), (6), (7)	1,000	1,361	6.50%
Preferred shares and other equity instruments issued	22,700	$11,154
Treasury instruments – preferred shares and other equity instruments (2)	(27)	(40)
Preferred shares and other equity instruments outstanding	22,673	$11,114
Dividends on common shares		$2,438
Dividends on preferred shares and distributions on other equity instruments (8)		143

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(6)
For each LRCN series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.

(7)
In connection with the issuance of LRCN Series 3, 4, 5, 6, 7 and 8, we issued a certain number of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares, Series BS, BV, BX, BY, BZ and CA, respectively, to a consolidated trust to be held as trust assets. For further details, refer to Note 10 of our Condensed Financial Statements and Note 19 of our audited 2025 Annual Consolidated Financial Statements.

(8)	Excludes distributions to non-controlling interests.
As at August 21, 2026, the number of outstanding common shares was 1,384,429,799, net of treasury shares held of 380,968, and the number of outstanding stock options and awards was 6,805,649.
NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at July 31, 2026, which were the preferred shares Series BO, BT, BU, BW, the LRCN Series 3, 4, 5, 6, 7, 8 and the subordinated debentures due on January 28, 2033, November 3, 2031, May 3, 2032, February 1, 2033, April 3, 2034, August 8, 2034, February 4, 2035, July 3, 2035, July 17, 2035 and May 5, 2036 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00 (subject to adjustment in certain circumstances) and (ii) the current market price of our common shares at the time of the trigger event (10-day volume weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of approximately 6.4 billion common shares, in aggregate, which would represent a dilution impact of 82.1% based on the number of common shares outstanding as at July 31, 2026.

Royal Bank of Canada
  Third Quarter 2026

Accounting and control matters
Summary of accounting policies and estimates
Our Condensed Financial Statements are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. Our material accounting policies are described in Note 2 of our audited 2025 Annual Consolidated Financial Statements.
Future changes in accounting policies and disclosures
Future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2025 Annual Consolidated Financial Statements.
Controls and procedures
Disclosure controls and procedures
As of July 31, 2026, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of July 31, 2026.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended July 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related party transactions
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 25 of our audited 2025 Annual Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2026   45

Glossary

Adjusted results
For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
•	Adjusted effective income tax rate – calculated as effective income tax rate excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income before income taxes – calculated as income before income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income taxes – calculated as income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted net income – calculated as net income excluding the impact of specified items and amortization of acquisition-related intangibles.
•
Adjusted net income available to common shareholders
– calculated as net income available to common shareholders excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted non-interest expense – calculated as non-interest expense excluding the impact of specified items and amortization of acquisition-related intangibles.
Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, financial guarantees and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.
ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.
Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our Insurance segment for which the allocation of capital is more closely aligned with legal entity capital requirements.
Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.
Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets and all other assets not specified are excluded. The averages are based on the daily balances for the period.
Basis point (bp)
One one-hundredth of a percentage point (.01%).
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.
Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.
Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. The CET1 capital is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) guideline. For more details, refer to the Capital management section.
Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets. The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.
Covered bonds
Full recourse on-balance sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Credit default swaps (CDS)
A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).
Derivative
A contract with the following characteristics: (a) its value changes in response to the change in an underlying (e.g., price of a financial instrument, index or financial rate); (b) it requires no initial net investment or an initial net investment that is smaller than for contracts with similar responses to changes in market factors; and (c) it is settled at a future date. Examples of derivatives include swaps, options, forward rate agreements and futures.
Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.
Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.
Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding. Adjusted EPS, basic is calculated in the same manner, using adjusted net income available to common shareholders.
Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities. Adjusted EPS, diluted is calculated in the same manner, using adjusted net income available to common shareholders.
Efficiency ratio
Non-interest expense as a percentage of total revenue. Adjusted efficiency ratio is calculated in the same manner, using adjusted non-interest expense and total revenue.
Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.
Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.
Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Royal Bank of Canada
  Third Quarter 2026

Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.
High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.
Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.
Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held. Net investment income primarily comprises interest and dividend income and net gains (losses) on financial instruments and derivatives relating to the Insurance segment. Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money and financial risks on insurance contracts and reinsurance contracts held, respectively.
Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held. Insurance revenue represents the revenue recognized in the period as we provide insurance services for the groups of insurance contracts. Insurance service expense represents the costs incurred in providing insurance services in the period, which includes incurred claims and other directly attributable expenses, allocation of acquisition costs, changes relating to past or current services and changes in loss components of onerous groups of contracts. Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.
International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.
Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the leverage exposure measure. The leverage ratio is a non-risk-based measure and is calculated in accordance with OSFI’s Leverage Requirements (LR) guideline.
Leverage ratio exposure
The leverage ratio exposure is calculated in accordance with OSFI’s LR guideline and is defined as the sum of total assets plus off-balance
sheet items after certain adjustments.
Liquidity Coverage Ratio (LCR)
The LCR is a Basel III standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section.
Loan-to-value (LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.
Net Stable Funding Ratio (NSFR)
The NSFR is a Basel III standard that requires institutions to maintain a stable funding profile defined as available amount of stable funding (ASF) in relation to the composition of their assets and off-balance sheet activities defined as required amount of stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis. The NSFR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section.
Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Operating leverage
The difference between our revenue growth rate and non-interest expense growth rate.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.
PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.
PCL on impaired loans ratio
PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.
PCL on performing loans ratio
PCL on performing loans ratio is calculated as PCL on performing loans as a percentage of average net loans and acceptances.
RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.
Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.
Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity. ROE is based on actual balances of average common equity before rounding. Adjusted ROE is calculated in the same manner, using adjusted net income available to common shareholders.

Royal Bank of Canada
  Third Quarter 2026   47

Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on- and off-balance sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI’s CAR guideline. For more details, refer to the Capital management section.
Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash collateral declines. The agent lender does not indemnify against the investment risk of re-investing cash collateral which is borne by the owner.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.
Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor’s Financial Services LLP; Moody’s Investor Service, Inc.; Fitch Ratings, Inc.; Kroll Bond Rating Agency, Inc. (KBRA‡); and DBRS Limited are used to risk-weight our Sovereign, Corporate and Bank exposures based on the CAR guideline issued by OSFI.
Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well-defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.
Taxable equivalent basis (teb)
Income from certain specified U.S. tax advantaged sources is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.
Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling interests in subsidiaries Tier 1 instruments. The Tier 1 capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing Tier 1 capital by risk-weighted assets.
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries’ Tier 2 instruments.
Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under OSFI’s TLAC guideline.
TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets. The TLAC ratio is calculated in accordance with OSFI’s TLAC guideline.
TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the leverage ratio exposure. The TLAC leverage ratio is calculated in accordance with OSFI’s TLAC guideline.
Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing total capital by risk-weighted assets.
Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.
Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.
Value-at-Risk (VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day movement in market rates and prices.

Royal Bank of Canada
  Third Quarter 2026

Enhanced Disclosure Task Force recommendations index
We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2025 Annual Report, Q3 2026 Report to Shareholders (RTS), Supplementary Financial Information package (SFI) and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q3 2026 Report to Shareholders.
The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	48	136	1
	2	Define risk terminology and measures		65-69, 133-135	–
	3	Top and emerging risks		69-72	–
	4	New regulatory ratios	40-42	110-116	–
Risk governance, risk management and business model	5	Risk management organization		65-69	–
	6	Risk culture		65-69	–
	7	Risk in the context of our business activities		120	–
	8	Stress testing		68, 83	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	40	110-116	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	19
	12	Capital strategic planning		110-116	–
	13	RWA by business segments		–	20
	14	Analysis of capital requirement and related measurement model information		72-76	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of RWA by risk type		–	20
	17	Basel back-testing		67, 72-74	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	32	90-91, 96-97	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	33, 36	92, 95	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date		99-100	–
	21	Sources of funding and funding strategy	33-35	92-94	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	30-31	87-88	–
	23	Decomposition of market risk factors	28-29	83-88	–
	24	Market risk validation and back-testing		83	–
	25	Primary risk management techniques beyond reported risk measures and parameters		83-86	–
Credit risk	26	Bank’s credit risk profile	24-28	72-82, 180-187	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	64-69	127-132	*
	27	Policies for identifying impaired loans		74-76, 122, 153-155	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	23, 28
	29	Quantification of gross notional exposure for over-the-counter derivatives or exchange-traded derivatives		77	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk		75-76	*
Other	31	Other risk types		102-110	–
	32	Publicly known risk events		107-108, 230-231	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended July 31, 2026 and for the year ended October 31, 2025.

Royal Bank of Canada
  Third Quarter 2026   49

Interim Condensed Consolidated Financial Statements
(unaudited)
Interim Condensed Consolidated Balance Sheets
(unaudited)

	As at
(Millions of Canadian dollars)	July 31 2026	October 31 2025

Assets
Cash and due from banks	$64,140	$37,024
Interest-bearing deposits with banks	50,434	50,364

Securities
Trading	252,210	219,067
Investment, net of applicable allowance (Note 4)	393,952	342,721
	646,162	561,788
Assets purchased under reverse repurchase agreements and securities borrowed	314,038	309,683

Loans (Note 5)
Retail	681,820	652,344
Wholesale	434,339	397,171
	1,116,159	1,049,515
Allowance for loan losses (Note 5)	(7,429)	(7,093)
	1,108,730	1,042,422
Other
Derivatives	162,386	177,206
Premises and equipment	6,947	6,819
Goodwill	19,489	19,405
Other intangibles	7,334	7,402
Other assets	119,157	112,893
	315,313	323,725
Total assets	$2,498,817	$2,325,006

Liabilities and equity
Deposits (Note 6)
Personal	$538,618	$529,740
Business and government	1,026,919	946,314
Bank	79,036	39,562
	1,644,573	1,515,616
Other
Obligations related to securities sold short	59,405	49,891
Obligations related to assets sold under repurchase agreements and securities loaned	325,185	289,516
Derivatives	167,038	183,953
Insurance contract liabilities	25,438	24,327
Other liabilities	118,504	108,591
	695,570	656,278
Subordinated debentures (Note 10)	13,580	13,961
Total liabilities	2,353,723	2,185,855

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 10)	11,114	11,675
Common shares (Note 10)	20,658	20,753
Retained earnings	103,477	96,938
Other components of equity	9,787	9,726
	145,036	139,092
Non-controlling interests	58	59
Total equity	145,094	139,151
Total liabilities and equity	$2,498,817	$2,325,006
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2026

Interim Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	July 31 2026	July 31 2025	July 31 2026	July 31 2025

Interest and dividend income (Note 3)
Loans	$14,177	$14,033	$41,707	$41,847
Securities	5,781	5,057	16,428	14,734
Assets purchased under reverse repurchase agreements and securities borrowed	5,566	5,524	16,604	16,760
Deposits and other	1,061	1,496	2,972	4,194
	26,585	26,110	77,711	77,535

Interest expense (Note 3)
Deposits and other	10,950	11,227	31,756	33,759
Other liabilities	6,760	6,377	19,727	18,945
Subordinated debentures	131	155	393	476
	17,841	17,759	51,876	53,180
Net interest income	8,744	8,351	25,835	24,355

Non-interest income
Insurance service result (Note 7)	227	279	684	789
Insurance investment result (Note 7)	60	48	211	208
Trading revenue	962	685	2,751	2,521
Investment management and custodial fees	3,116	2,642	8,955	7,853
Mutual fund revenue	1,524	1,273	4,341	3,720
Securities brokerage commissions	565	444	1,623	1,401
Service charges	582	598	1,747	1,817
Underwriting and other advisory fees	1,023	850	2,643	2,139
Foreign exchange revenue, other than trading	349	311	1,074	967
Card service revenue	332	339	972	984
Credit fees	432	395	1,305	1,200
Net gains on investment securities	29	18	207	118
Income (loss) from joint ventures and associates	27	25	88	60
Other	566	727	1,515	1,264
Non-interest income	9,794	8,634	28,116	25,041
Total revenue	18,538	16,985	53,951	49,396
Provision for credit losses (Notes 4 and 5)	1,000	881	3,002	3,355

Non-interest expense
Human resources (Note 8)	6,291	5,869	18,591	17,334
Equipment	754	684	2,215	2,069
Occupancy	441	410	1,308	1,267
Communications	397	357	1,143	1,062
Professional fees	574	528	1,558	1,568
Amortization of other intangibles	395	436	1,168	1,328
Other	937	948	2,706	2,590
	9,789	9,232	28,689	27,218
Income before income taxes	7,749	6,872	22,260	18,823
Income taxes (Note 9)	1,725	1,458	4,942	3,888
Net income	$6,024	$5,414	$17,318	$14,935

Net income attributable to:
Shareholders	$6,022	$5,415	$17,313	$14,930
Non-controlling interests	2	(1)	5	5
	$6,024	$5,414	$17,318	$14,935
Basic earnings per share (in dollars) (Note 11)	$4.24	$3.76	$12.13	$10.33
Diluted earnings per share (in dollars) (Note 11)	4.23	3.75	12.10	10.31
Dividends per common share (in dollars)	1.76	1.54	5.04	4.50
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2026   51

Interim Condensed Consolidated Statements of Comprehensive Income
(unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Net income	$6,024	$5,414	$17,318	$14,935
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	156	220	356	190
Provision for credit losses recognized in income	(1)	(2)	1	(4)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(27)	(22)	(169)	(113)
	128	196	188	73
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	3,009	369	415	(258)
Net foreign currency translation gains (losses) from hedging activities	(1,316)	(152)	(142)	155
Reclassification of losses (gains) on foreign currency translation to income	(1)	–	(8)	(13)
	1,692	217	265	(116)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	545	(322)	64	248
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(273)	(146)	(456)	(482)
	272	(468)	(392)	(234)
Items that will not be reclassified subsequently to income:
Remeasurement gains (losses) on employee benefit plans (Note 8)	260	278	512	327
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(56)	(576)	87	(613)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	72	30	114	68
	276	(268)	713	(218)
Total other comprehensive income (loss), net of taxes	2,368	(323)	774	(495)
Total comprehensive income (loss)	$8,392	$5,091	$18,092	$14,440
Total comprehensive income attributable to:
Shareholders	$8,388	$5,092	$18,087	$14,435
Non-controlling interests	4	(1)	5	5
	$8,392	$5,091	$18,092	$14,440
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$42	$56	$78	$149
Provision for credit losses recognized in income	–	(1)	–	(1)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(4)	(2)	(30)	(30)
Unrealized foreign currency translation gains (losses)	26	1	4	(6)
Net foreign currency translation gains (losses) from hedging activities	(502)	(56)	(66)	57
Reclassification of losses (gains) on foreign currency translation to income	–	–	–	–
Net gains (losses) on derivatives designated as cash flow hedges	213	(118)	40	98
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(104)	(56)	(174)	(184)
Remeasurement gains (losses) on employee benefit plans	100	105	197	124
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(16)	(220)	43	(234)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	26	11	43	25
Total income tax expenses (recoveries)	$(219)	$(280)	$135	$(2)
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2026

Interim Condensed Consolidated Statements of Changes in Equity
(unaudited)

	For the three months ended July 31, 2026
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$11,154	$20,760	$(16)	$(121)	$101,243	$(205)	$6,188	$1,714	$7,697	$140,717	$56	$140,773
Changes in equity
Issues of share capital and other equity instruments	–	78	–	–	–	–	–	–	–	78	–	78
Common shares purchased for cancellation	–	(84)	–	–	(1,519)	–	–	–	–	(1,603)	–	(1,603)
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	751	3,364	–	–	–	–	–	4,115	–	4,115
Purchases of treasury shares and other equity instruments	–	–	(775)	(3,339)	–	–	–	–	–	(4,114)	–	(4,114)
Share-based compensation awards	–	–	–	–	(19)	–	–	–	–	(19)	–	(19)
Dividends on common shares	–	–	–	–	(2,438)	–	–	–	–	(2,438)	–	(2,438)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(143)	–	–	–	–	(143)	(2)	(145)
Other	–	–	–	–	55	–	–	–	–	55	–	55
Net income	–	–	–	–	6,022	–	–	–	–	6,022	2	6,024
Total other comprehensive income (loss), net of taxes	–	–	–	–	276	128	1,690	272	2,090	2,366	2	2,368
Balance at end of period	$11,154	$20,754	$(40)	$(96)	$103,477	$(77)	$7,878	$1,986	$9,787	$145,036	$58	$145,094

	For the three months ended July 31, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$10,416	$20,975	$(53)	$(155)	$92,988	$(1,020)	$6,795	$2,501	$8,276	$132,447	$83	$132,530
Changes in equity
Issues of share capital and other equity instruments	1,708	22	–	–	(10)	–	–	–	–	1,720	–	1,720
Common shares purchased for cancellation	–	(81)	–	–	(874)	–	–	–	–	(955)	–	(955)
Redemption of preferred shares and other equity instruments	(600)	–	–	–	–	–	–	–	–	(600)	–	(600)
Sales of treasury shares and other equity instruments	–	–	1,910	1,311	–	–	–	–	–	3,221	–	3,221
Purchases of treasury shares and other equity instruments	–	–	(1,883)	(1,199)	–	–	–	–	–	(3,082)	–	(3,082)
Share-based compensation awards	–	–	–	–	4	–	–	–	–	4	–	4
Dividends on common shares	–	–	–	–	(2,165)	–	–	–	–	(2,165)	–	(2,165)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(125)	–	–	–	–	(125)	(13)	(138)
Other	–	–	–	–	6	–	–	–	–	6	–	6
Net income	–	–	–	–	5,415	–	–	–	–	5,415	(1)	5,414
Total other comprehensive income (loss), net of taxes	–	–	–	–	(268)	196	217	(468)	(55)	(323)	–	(323)
Balance at end of period	$11,524	$20,916	$(26)	$(43)	$94,971	$(824)	$7,012	$2,033	$8,221	$135,563	$69	$135,632

Royal Bank of Canada
  Third Quarter 2026   53

	For the nine months ended July 31, 2026
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$11,643	$20,863	$32	$(110)	$96,938	$(265)	$7,613	$2,378	$9,726	$139,092	$59	$139,151
Changes in equity
Issues of share capital and other equity instruments	1,361	148	–	–	(5)	–	–	–	–	1,504	–	1,504
Common shares purchased for cancellation	–	(257)	–	–	(3,979)	–	–	–	–	(4,236)	–	(4,236)
Redemption of preferred shares and other equity instruments	(1,850)	–	–	–	–	–	–	–	–	(1,850)	–	(1,850)
Sales of treasury shares and other equity instruments	–	–	2,831	7,311	–	–	–	–	–	10,142	–	10,142
Purchases of treasury shares and other equity instruments	–	–	(2,903)	(7,297)	–	–	–	–	–	(10,200)	–	(10,200)
Share-based compensation awards	–	–	–	–	(88)	–	–	–	–	(88)	–	(88)
Dividends on common shares	–	–	–	–	(7,009)	–	–	–	–	(7,009)	–	(7,009)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(419)	–	–	–	–	(419)	(6)	(425)
Other	–	–	–	–	13	–	–	–	–	13	–	13
Net income	–	–	–	–	17,313	–	–	–	–	17,313	5	17,318
Total other comprehensive income (loss), net of taxes	–	–	–	–	713	188	265	(392)	61	774	–	774
Balance at end of period	$11,154	$20,754	$(40)	$(96)	$103,477	$(77)	$7,878	$1,986	$9,787	$145,036	$58	$145,094

	For the nine months ended July 31, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192
Changes in equity
Issues of share capital and other equity instruments	3,104	58	–	–	(20)	–	–	–	–	3,142	–	3,142
Common shares purchased for cancellation	–	(155)	–	–	(1,626)	–	–	–	–	(1,781)	–	(1,781)
Redemption of preferred shares and other equity instruments	(600)	–	–	–	–	–	–	–	–	(600)	–	(600)
Sales of treasury shares and other equity instruments	–	–	3,141	4,218	–	–	–	–	–	7,359	–	7,359
Purchases of treasury shares and other equity instruments	–	–	(3,178)	(4,200)	–	–	–	–	–	(7,378)	–	(7,378)
Share-based compensation awards	–	–	–	–	23	–	–	–	–	23	–	23
Dividends on common shares	–	–	–	–	(6,344)	–	–	–	–	(6,344)	–	(6,344)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(355)	–	–	–	–	(355)	(39)	(394)
Other	–	–	–	–	(27)	–	–	–	–	(27)	–	(27)
Net income	–	–	–	–	14,930	–	–	–	–	14,930	5	14,935
Total other comprehensive income (loss), net of taxes	–	–	–	–	(218)	73	(116)	(234)	(277)	(495)	–	(495)
Balance at end of period	$11,524	$20,916	$(26)	$(43)	$94,971	$(824)	$7,012	$2,033	$8,221	$135,563	$69	$135,632
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2026

Interim Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Cash flows from operating activities
Net income	$6,024	$5,414	$17,318	$14,935
Adjustments for non-cash items and others
Provision for credit losses	1,000	881	3,002	3,355
Depreciation	339	318	993	962
Deferred income taxes	32	127	29	(105)
Amortization and impairment of other intangibles	401	450	1,179	1,360
(Income) loss from joint ventures and associates	(27)	(25)	(88)	(60)
Losses (gains) on investment securities	(29)	(18)	(212)	(118)
Adjustments for net changes in operating assets and liabilities
Insurance contract liabilities	1,079	(17)	1,111	1,159
Net change in accrued interest receivable and payable	169	(1,271)	391	(1,927)
Current income taxes	243	(206)	3,284	(60)
Derivative assets	(11,641)	33,188	14,820	(4,411)
Derivative liabilities	10,411	(35,482)	(16,915)	(4,901)
Trading securities	(15,609)	(15,017)	(33,143)	(20,854)
Loans	(30,689)	(18,835)	(66,644)	(47,070)
Assets purchased under reverse repurchase agreements and securities borrowed	2,337	36,095	(4,355)	84,971
Obligations related to assets sold under repurchase agreements and securities loaned	12,231	(15,039)	35,669	(39,034)
Obligations related to securities sold short	1,933	249	9,514	11,786
Deposits	63,027	34,691	128,957	71,946
Brokers and dealers receivable and payable	(1,474)	2,965	1,443	2,876
Other	(4,657)	532	(2,078)	(4,805)
Net cash from (used in) operating activities	35,100	29,000	94,275	70,005
Cash flows from investing activities
Change in interest-bearing deposits with banks	(16,288)	(6,854)	(70)	(6,804)
Proceeds from sales and maturities of investment securities	94,088	49,363	246,193	159,481
Purchases of investment securities	(104,659)	(79,950)	(298,268)	(236,975)
Net acquisitions of premises and equipment and other intangibles	(743)	(530)	(1,799)	(1,694)
Cash used in acquisitions, net of cash acquired	–	–	(11)	–
Net cash from (used in) investing activities	(27,602)	(37,971)	(53,955)	(85,992)
Cash flows from financing activities
Issuance of subordinated debentures	–	1,491	1,750	2,991
Repayment of subordinated debentures	–	(1,250)	(2,035)	(2,750)
Issue of common shares, net of issuance costs	74	20	140	54
Common shares purchased for cancellation	(1,603)	(955)	(4,236)	(1,781)
Issue of preferred shares and other equity instruments, net of issuance costs	–	1,698	1,351	3,084
Redemption of preferred shares and other equity instruments	–	(600)	(1,850)	(600)
Sales of treasury shares and other equity instruments	4,099	3,221	10,045	7,359
Purchases of treasury shares and other equity instruments	(4,114)	(3,082)	(10,200)	(7,378)
Dividends paid on shares and distributions paid on other equity instruments	(2,414)	(2,199)	(7,144)	(6,510)
Dividends/distributions paid to non-controlling interests	(3)	(12)	(17)	(26)
Change in short-term borrowings of subsidiaries	415	(2,068)	(351)	–
Repayment of lease liabilities	(168)	(168)	(370)	(493)
Net cash from (used in) financing activities	(3,714)	(3,904)	(12,917)	(6,050)
Effect of exchange rate changes on cash and due from banks	1,009	(819)	(287)	241
Net change in cash and due from banks	4,793	(13,694)	27,116	(21,796)
Cash and due from banks at beginning of period (1)	59,347	48,621	37,024	56,723
Cash and due from banks at end of period (1)	$64,140	$34,927	$64,140	$34,927
Cash flows from operating activities include:
Amount of interest paid	$17,425	$17,891	$50,295	$53,735
Amount of interest received	26,029	24,585	75,668	74,901
Amount of dividends received	922	988	2,870	3,038
Amount of income taxes paid (refunded)	1,099	1,203	1,996	3,913

(1)	We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities and other counterparties. The total balances were $3 billion as at July 31, 2026 (April 30, 2026 – $3 billion; October 31, 2025 – $3 billion; July 31, 2025 – $2 billion;
April
3
0
, 2025 – $2
billion; October 31, 2024 –
$2
billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2026   55

Notes to the Interim Condensed Consolidated Financial Statements
(unaudited)

Note 1	General information
Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2025 Annual Consolidated Financial Statements and the accompanying notes included on pages 144 to 241 in our 2025 Annual Report. Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. On
A
u
gust
 2
6
, 2026, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2	Summary of material accounting policies, estimates and judgments
The Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2025 Annual Consolidated Financial Statements. Our material accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2025 Annual Consolidated Financial Statements.

Note 3	Fair value of financial instruments
Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying values and fair values for financial instruments classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI), and financial instruments measured at amortized cost. Embedded derivatives are presented on a combined basis with the host contracts in the Interim Condensed Consolidated Balance Sheets. Refer to Note 2 and Note 3 of our audited 2025 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at July 31, 2026
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$40,521	$–	$–	$9,913	$9,913	$50,434	$50,434
Securities
Trading	244,630	7,580	–	–	–	–	252,210	252,210
Investment, net of applicable allowance	–	–	288,844	1,659	103,449	100,270	393,952	390,773
	244,630	7,580	288,844	1,659	103,449	100,270	646,162	642,983
Assets purchased under reverse repurchase agreements and securities borrowed	236,944	–	–	–	77,094	77,110	314,038	314,054
Loans, net of applicable allowance
Retail	1,382	–	433	–	675,904	674,294	677,719	676,109
Wholesale	12,544	–	683	–	417,784	417,258	431,011	430,485
	13,926	–	1,116	–	1,093,688	1,091,552	1,108,730	1,106,594
Other
Derivatives	162,386	–	–	–	–	–	162,386	162,386
Other assets (1)	19,807	–	–	–	64,457	64,457	84,264	84,264
Financial liabilities
Deposits
Personal	$1,190	$45,087			$492,341	$492,732	$538,618	$539,009
Business and government (2)	496	190,637			835,786	836,967	1,026,919	1,028,100
Bank (3)	–	4,195			74,841	74,837	79,036	79,032
	1,686	239,919			1,402,968	1,404,536	1,644,573	1,646,141
Other
Obligations related to securities sold short	59,405	–			–	–	59,405	59,405
Obligations related to assets sold under repurchase agreements and securities loaned	–	269,759			55,426	55,426	325,185	325,185
Derivatives	167,038	–			–	–	167,038	167,038
Other liabilities (4)	–	20,198			66,306	66,292	86,504	86,490
Subordinated debentures	–	217			13,363	13,441	13,580	13,658

Royal Bank of Canada
  Third Quarter 2026

	As at October 31, 2025
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financia l instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$40,455	$–	$–	$9,909	$9,909	$50,364	$50,364
Securities
Trading	212,878	6,189	–	–	–	–	219,067	219,067
Investment, net of applicable allowance	–	–	240,299	1,496	100,926	98,728	342,721	340,523
	212,878	6,189	240,299	1,496	100,926	98,728	561,788	559,590
Assets purchased under reverse repurchase agreements and securities borrowed	226,213	–	–	–	83,470	83,470	309,683	309,683
Loans, net of applicable allowance
Retail	1,128	–	442	–	646,832	648,413	648,402	649,983
Wholesale	9,724	–	690	–	383,606	382,551	394,020	392,965
	10,852	–	1,132	–	1,030,438	1,030,964	1,042,422	1,042,948
Other
Derivatives	177,206	–	–	–	–	–	177,206	177,206
Other assets (1)	14,382	–	–	–	58,487	58,487	72,869	72,869
Financial liabilities
Deposits
Personal	$942	$41,302			$487,496	$488,644	$529,740	$530,888
Business and government (2)	313	168,690			777,311	779,130	946,314	948,133
Bank (3)	–	2,908			36,654	36,657	39,562	39,565
	1,255	212,900			1,301,461	1,304,431	1,515,616	1,518,586
Other
Obligations related to securities sold short	49,891	–			–	–	49,891	49,891
Obligations related to assets sold under repurchase agreements and securities loaned	–	242,916			46,600	46,600	289,516	289,516
Derivatives	183,953	–			–	–	183,953	183,953
Other liabilities (4)	–	21,688			58,287	58,293	79,975	79,981
Subordinated debentures	–	232			13,729	13,887	13,961	14,119

(1)	Includes financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes financial instruments recognized in Other liabilities.

Royal Bank of Canada
  Third Quarter 2026   57

Fair value of as
set
s and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	July 31, 2026						October 31, 2025
	Fair value measurements using			Netting adjustments			Fair value measurements using			Netting adjustments
(Millions of Canadian dollars)	Level 1	Level 2	Level 3			Fair value	Level 1	Level 2	Level 3			Fair value
Financial assets
Interest-bearing deposits with banks	$–	$40,521	$–	$		$40,521	$–	$40,455	$–	$		$40,455
Securities
Trading
Debt issued or guaranteed by:
Canadian government
Federal	21,400	3,169	–			24,569	17,707	2,864	–			20,571
Provincial and municipal	–	23,529	–			23,529	–	16,891	–			16,891
U.S. federal, state, municipal and agencies (1)	1,647	53,493	–			55,140	435	40,322	–			40,757
Other OECD government (2)	7,636	10,310	–			17,946	7,152	7,265	–			14,417
Mortgage-backed securities	–	77	–			77	–	74	–			74
Asset-backed securities	–	2,119	–			2,119	–	1,295	–			1,295
Corporate debt and other debt	–	31,716	18			31,734	–	25,957	32			25,989
Equities	88,813	4,763	3,520			97,096	93,397	2,813	2,863			99,073
	119,496	129,176	3,538			252,210	118,691	97,481	2,895			219,067
Investment
Debt issued or guaranteed by:
Canadian government
Federal	29,063	14,542	–			43,605	30,110	9,756	–			39,866
Provincial and municipal	–	13,750	–			13,750	–	11,318	–			11,318
U.S. federal, state, municipal and agencies (1)	–	155,891	–			155,891	196	130,495	–			130,691
Other OECD government (2)	8,709	22,141	–			30,850	1,600	10,333	–			11,933
Mortgage-backed securities	–	2,937	31			2,968	–	2,645	29			2,674
Asset-backed securities	–	10,774	–			10,774	–	10,139	–			10,139
Corporate debt and other debt	–	30,884	122			31,006	–	33,544	134			33,678
Equities	638	349	672			1,659	547	367	582			1,496
	38,410	251,268	825			290,503	32,453	208,597	745			241,795
Assets purchased under reverse repurchase agreements and securities borrowed	–	236,944	–			236,944	–	226,213	–			226,213
Loans	–	12,853	2,189			15,042	–	10,710	1,274			11,984
Other
Derivatives
Interest rate contracts	–	28,653	234			28,887	–	25,871	293			26,164
Foreign exchange contracts	–	72,065	51			72,116	–	100,604	102			100,706
Credit derivatives	–	381	–			381	–	350	2			352
Other contracts	5,666	57,555	135			63,356	11,478	41,543	110			53,131
Valuation adjustments	–	(942)	(37)			(979)	–	(1,035)	(45)			(1,080)
Total gross derivatives	5,666	157,712	383			163,761	11,478	167,333	462			179,273
Netting adjustments					(1,375)	(1,375)					(2,067)	(2,067)
Total derivatives						162,386						177,206
Other assets	6,796	13,010	1			19,807	6,108	8,270	4			14,382
	$170,368	$841,484	$6,936		$(1,375)	$1,017,413	$168,730	$759,059	$5,380		$(2,067)	$931,102
Financial liabilities
Deposits
Personal	$–	$46,049	$228	$		$46,277	$–	$41,943	$301	$		$42,244
Business and government	–	191,133	–			191,133	–	169,003	–			169,003
Bank	–	4,195	–			4,195	–	2,908	–			2,908
Other
Obligations related to securities sold short	18,090	41,315	–			59,405	18,678	31,213	–			49,891
Obligations related to assets sold under repurchase agreements and securities loaned	–	269,759	–			269,759	–	242,916	–			242,916
Derivatives
Interest rate contracts	–	25,137	948			26,085	–	20,679	901			21,580
Foreign exchange contracts	–	67,353	27			67,380	–	95,045	46			95,091
Credit derivatives	–	276	–			276	–	262	–			262
Other contracts	5,348	69,030	390			74,768	12,657	56,287	366			69,310
Valuation adjustments	–	(95)	(1)			(96)	–	(257)	34			(223)
Total gross derivatives	5,348	161,701	1,364			168,413	12,657	172,016	1,347			186,020
Netting adjustments					(1,375)	(1,375)					(2,067)	(2,067)
Total derivatives						167,038						183,953
Other liabilities	–	20,198	–			20,198	–	21,688	–			21,688
Subordinated debentures	–	217	–			217	–	232	–			232
	$23,438	$734,567	$1,592		$(1,375)	$758,222	$31,335	$681,919	$1,648		$(2,067)	$712,835

(1)	United States (U.S.).
(2)	Organisation for Economic Co-operation and Development (OECD).

Royal Bank of Canada
  Third Quarter 2026

Fair value measurements using significant unobservable inputs (Level 3 Instruments)
A financial instrument is classified as Level 3 in the fair value hierarchy if one
or
more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
During the three months ended July 31, 2026, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at July 31, 2026, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our audited 2025 Annual Consolidated Financial Statements.
Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended July 31, 2026
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$17	$–	$–	$1	$–	$–	$–	$18	$–
Equities	3,009	3	54	492	(48)	10	–	3,520	6
	3,026	3	54	493	(48)	10	–	3,538	6
Investment
Mortgage-backed securities	29	–	2	–	–	–	–	31	–
Corporate debt and other debt	123	1	2	–	(4)	–	–	122	1
Equities	589	21	70	13	(21)	–	–	672	21
	741	22	74	13	(25)	–	–	825	22
Loans	1,835	(17)	10	646	(58)	–	(227)	2,189	(15)
Other
Net derivative balances (3)
Interest rate contracts	(649)	(36)	–	(4)	(23)	2	(4)	(714)	(35)
Foreign exchange contracts	(42)	60	(2)	9	(15)	–	14	24	59
Credit derivatives	1	(1)	–	–	–	–	–	–	(1)
Other contracts	(273)	(43)	(9)	9	36	(62)	87	(255)	(20)
Valuation adjustments	(72)	–	–	–	36	–	–	(36)	–
Other assets	2	–	–	–	(1)	–	–	1	–
	$4,569	$(12)	$127	$1,166	$(98)	$(50)	$(130)	$5,572	$16
Liabilities
Deposits	$(188)	$(11)	$(1)	$(67)	$38	$(80)	$81	$(228)	$(9)
	$(188)	$(11)	$(1)	$(67)	$38	$(80)	$81	$(228)	$(9)

Royal Bank of Canada
  Third Quarter 2026   59

	For the three mont hs en ded July 31, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$32	$–	$–	$3	$(3)	$51	$–	$83	$–
Equities	2,655	(104)	6	159	(31)	1	(8)	2,678	(81)
	2,687	(104)	6	162	(34)	52	(8)	2,761	(81)
Investment
Mortgage-backed securities	31	–	(2)	–	–	–	–	29	n.s.
Corporate debt and other debt	134	–	3	–	(3)	–	–	134	n.s.
Equities	570	–	5	–	(1)	–	–	574	n.s.
	735	–	6	–	(4)	–	–	737	n.s.
Loans	1,207	(63)	(3)	20	(1)	–	(11)	1,149	(62)
Other
Net derivative balances (3)
Interest rate contracts	(522)	(68)	1	34	(42)	(28)	(21)	(646)	(81)
Foreign exchange contracts	(53)	7	(1)	1	–	–	–	(46)	7
Credit derivatives	–	–	–	–	–	–	–	–	–
Other contracts	(392)	(48)	(2)	(22)	(7)	(27)	202	(296)	(34)
Valuation adjustments	25	–	–	–	(7)	–	–	18	–
Other assets	5	–	–	–	(1)	–	–	4	–
	$3,692	$(276)	$7	$195	$(96)	$(3)	$162	$3,681	$(251)
Liabilities
Deposits	$(542)	$(51)	$(1)	$(208)	$27	$(61)	$267	$(569)	$(32)
	$(542)	$(51)	$(1)	$(208)	$27	$(61)	$267	$(569)	$(32)

	For the nine months ended July 31, 2026
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$32	$(1)	$(1)	$2	$(1)	$–	$(13)	$18	$–
Equities	2,863	(43)	5	823	(166)	38	–	3,520	(23)
	2,895	(44)	4	825	(167)	38	(13)	3,538	(23)
Investment
Mortgage-backed securities	29	–	2	–	–	–	–	31	–
Corporate debt and other debt	134	3	(3)	–	(12)	–	–	122	2
Equities	582	21	78	15	(24)	–	–	672	18
	745	24	77	15	(36)	–	–	825	20
Loans	1,274	(95)	4	1,194	(60)	106	(234)	2,189	(118)
Other
Net derivative balances (3)
Interest rate contracts	(608)	(69)	–	9	(20)	2	(28)	(714)	(62)
Foreign exchange contracts	56	(65)	(2)	(40)	32	10	33	24	57
Credit derivatives	2	(2)	–	–	–	–	–	–	(1)
Other contracts	(256)	(48)	(3)	(7)	44	(171)	186	(255)	(99)
Valuation adjustments	(79)	–	–	(29)	72	–	–	(36)	–
Other assets	4	–	–	–	(3)	–	–	1	–
	$4,033	$(299)	$80	$1,967	$(138)	$(15)	$(56)	$5,572	$(226)
Liabilities
Deposits	$(301)	$(26)	$2	$(180)	$95	$(297)	$479	$(228)	$(13)
	$(301)	$(26)	$2	$(180)	$95	$(297)	$479	$(228)	$(13)

Royal Bank of Canada
  Third Quarter 2026

	For the nine months ended July 31, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlemen t (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$3	$(3)	$83	$–	$83	$–
Equities	2,544	(174)	(8)	493	(171)	2	(8)	2,678	(129)
	2,544	(174)	(8)	496	(174)	85	(8)	2,761	(129)
Investment
Mortgage-backed securities	31	–	(2)	–	–	–	–	29	n.s.
Corporate debt and other debt	143	–	5	–	(14)	–	–	134	n.s.
Equities	506	–	40	32	(4)	–	–	574	n.s.
	680	–	43	32	(18)	–	–	737	n.s.
Loans	1,781	32	(3)	161	(815)	7	(14)	1,149	(43)
Other
Net derivative balances (3)
Interest rate contracts	(493)	(103)	3	(5)	(37)	(19)	8	(646)	(115)
Foreign exchange contracts	(51)	(4)	2	2	(1)	–	6	(46)	(16)
Credit derivatives	–	–	–	–	–	–	–	–	–
Other contracts	(303)	32	1	(34)	–	(301)	309	(296)	75
Valuation adjustments	18	–	–	6	(6)	–	–	18	–
Other assets	7	–	–	–	(3)	–	–	4	–
	$4,183	$(217)	$38	$658	$(1,054)	$(228)	$301	$3,681	$(228)
Liabilities
Deposits	$(478)	$(42)	$–	$(609)	$115	$(271)	$716	$(569)	$14
	$(478)	$(42)	$–	$(609)	$115	$(271)	$716	$(569)	$14

(1)
These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $62 million
for the three months ended July 31, 2026 (July 31, 2025 – gains of $2 million) and gains of $78 million for the nine months ended July 31, 2026 (July 31, 2025 – gains of $33 million), excluding the translation gains or losses arising on consolidation.

(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at July 31, 2026 included derivative assets of $383 million (July 31, 2025 – $353 million) and derivative liabilities of $1,364 million (July 31, 2025 – $1,323 million).
n.s.	not significant
Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.
Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
During the three months ended July 31, 2026, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $1,375 million and Investment U.S. federal, state, municipal and agencies debt of $135 million. During the three months ended July 31, 2025, there were no significant transfers out of Level 1 to Level 2.
During the three months ended July 31, 2026 and July 31, 2025, there were no significant transfers out of Level 2 to Level 1.
During the nine months ended July 31, 2026, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $1,858 million and Investment U.S. federal, state, municipal and agencies debt of $574 million. During the nine months ended July 31, 2025, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $938 million.
During the nine months ended July 31, 2026 and July 31, 2025, there were no significant transfers out of Level 2 to Level 1.
Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.
During the three months ended July 31, 2026 and July 31, 2025, there were no significant transfers out of Level 2 to Level 3.
During the three months ended July 31, 2026, transfers out of Level 3 to Level 2 included Loans due to changes in the market observability of inputs. During the three months ended July 31, 2025, transfers out of Level 3 to Level 2 included Deposits and Other contracts due to changes in the significance of unobservable inputs.
During the nine months ended July 31, 2026, transfers out of Level 2 to Level 3 included Deposits due to changes in the significance of unobservable inputs and Other contracts due to changes in the market observability of inputs and changes in the significance of unobservable inputs. During the nine months ended July 31, 2025, transfers out of Level 2 to Level 3 included Other contracts and Deposits due to changes in the significance of unobservable inputs.

Royal Bank of Canada
  Third Quarter 2026   61

During the nine months ended July 31, 2026, transfers out of Level 3 to Level 2 in clud
ed Deposits due to changes in the significance of unobservable inputs, Loans due to changes in the market observability of inputs and Other contracts due to changes in the market observability of inputs and changes in the significance of unobservable inputs. During the nine months ended July 31, 2025, transfers out of Level 3 to Level 2 included Deposits and Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs.
Net interest income from financial instruments
Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$7,768	$7,679	$22,688	$22,932
Financial instruments measured at fair value through other comprehensive income	2,475	2,240	7,050	6,395
Financial instruments measured at amortized cost	16,342	16,191	47,973	48,208
	26,585	26,110	77,711	77,535
Interest expense (1)
Financial instruments measured at fair value through profit or loss	$7,947	$7,623	$23,050	$22,985
Financial instruments measured at amortized cost	9,894	10,136	28,826	30,195
	17,841	17,759	51,876	53,180
Net interest income	$8,744	$8,351	$25,835	$24,355

(1)	Excludes interest and dividend income for the three months ended July 31, 2026 of $303 million (July 31, 2025 – $300 million) and for the nine months ended July 31, 2026 of $987 million (July 31, 2025 – $957 million), and interest expense for the three months ended July 31, 2026 of $40 million
(July 31, 2025 – $52 million) and for the nine months ended July 31, 2026 of $116 million (July 31, 2025 – $170 million) presented in Insurance investment result in the Interim Condensed Consolidated Statements of Income.
(2)	Includes dividend income for the three months ended July 31, 2026 of $890 million
(July 31, 2025 – $905 million) and for the nine months ended July 31, 2026 of $2,700 million (July 31, 2025 – $2,904 million) presented in Interest and dividend income in the Interim Condensed Consolidated Statements of Income.

Note 4	Securities
Unrealized gains and losses on securities at FVOCI
(1), (2)

	As at
	July 31, 2026				October 31, 2025
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal	$43,568	$55	$(18)	$43,605	$39,827	$46	$(7)	$39,866
Provincial and municipal	13,766	59	(75)	13,750	11,368	39	(89)	11,318
U.S. federal, state, municipal and agencies	156,344	884	(1,337)	155,891	131,385	622	(1,316)	130,691
Other OECD government	30,842	25	(17)	30,850	11,975	14	(56)	11,933
Mortgage-backed securities	2,962	8	(2)	2,968	2,674	7	(7)	2,674
Asset-backed securities	10,772	8	(6)	10,774	10,126	15	(2)	10,139
Corporate debt and other debt	30,910	147	(51)	31,006	33,602	122	(46)	33,678
Equities	834	830	(5)	1,659	832	669	(5)	1,496
	$289,998	$2,016	$(1,511)	$290,503	$241,789	$1,534	$(1,528)	$241,795

(1)	Excludes $103,449 million of held-to-collect securities as at July 31, 2026 that are carried at amortized cost, net of allowance for credit losses (October 31, 2025 – $100,926 million).
(2)
Gross unrealized gains and losses includes $(38) million of allowance for credit losses on debt securities at FVOCI as at July 31, 2026 (October 31, 2025 – $(40) million) recognized in income and Other components of equity.

Allowance for credit losses on investment securities
The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Royal Bank of Canada
  Third Quarter 2026

Allowance for credit losses – Securities at FVOCI
(1)

	For the three months ended
	July 31, 2026				July 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$5	$–	$(43)	$(38)	$5	$–	$(40)	$(35)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	2	–	–	2	1	–	–	1
Sales and maturities	(1)	–	–	(1)	(1)	–	–	(1)
Changes in risk, parameters and exposures	(1)	–	(1)	(2)	–	–	(4)	(4)
Exchange rate and other	2	–	(1)	1	(1)	–	1	–
Balance at end of period	$7	$–	$(45)	$(38)	$4	$–	$(43)	$(39)

	For the nine months ended
	July 31, 2026				July 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$5	$–	$(45)	$(40)	$6	$–	$(41)	$(35)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	6	–	–	6	5	–	–	5
Sales and maturities	(3)	–	–	(3)	(3)	–	–	(3)
Changes in risk, parameters and exposures	(2)	–	(4)	(6)	(4)	–	(8)	(12)
Exchange rate and other	1	–	4	5	–	–	6	6
Balance at end of period	$7	$–	$(45)	$(38)	$4	$–	$(43)	$(39)

(1)	Expected credit losses on debt securities at FVOCI are not
separately
recognized on the Interim Condensed Consolidated Balance
Sheets
as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit-impaired securities.

Royal Bank of Canada
  Third Quarter 2026   63

Allowance for credit losses – Securities at amortized cost

	For the three months ended
	July 31, 2026				July 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$11	$6	$–	$17	$6	$8	$–	$14
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	3	–	–	3	3	–	–	3
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(1)	(2)	–	(3)	(3)	–	–	(3)
Exchange rate and other	(1)	1	–	–	1	(1)	–	–
Balance at end of period	$12	$5	$–	$17	$7	$7	$–	$14

	For the nine months ended
	July 31, 2026				July 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$8	$6	$–	$14	$6	$8	$–	$14
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	9	–	–	9	5	–	–	5
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(3)	(3)	–	(6)	(4)	(1)	–	(5)
Exchange rate and other	(2)	2	–	–	–	–	–	–
Balance at end of period	$12	$5	$–	$17	$7	$7	$–	$14
Credit risk exposure by internal risk rating
The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of our 2025 Annual Report.

	As at
	July 31, 2026				October 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$287,851	$–	$–	$287,851	$239,375	$–	$–	$239,375
Non-investment grade	867	4	–	871	786	4	–	790
Impaired	–	–	122	122	–	–	134	134
	288,718	4	122	288,844	240,161	4	134	240,299
Items not subject to impairment (2)				1,659				1,496
				$290,503				$241,795
Securities at amortized cost
Investment grade	$102,154	$–	$–	$102,154	$99,673	$–	$–	$99,673
Non-investment grade	1,197	115	–	1,312	1,098	169	–	1,267
	103,351	115	–	103,466	100,771	169	–	100,940
Allowance for credit losses	12	5	–	17	8	6	–	14
	$103,339	$110	$–	$103,449	$100,763	$163	$–	$100,926

(1)	Reflects $122 million of purchased credit-impaired securities (October 31, 2025 – $134 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Royal Bank of Canada
  Third Quarter 2026

Note 5	Loans and allowance for credit losses
Allowance for credit losses

	For the three months ended
	July 31, 2026					July 31, 2025
(Millions of Canadian dollars )	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$904	$25	$(11)	$(18)	$900	$730	$46	$1	$(10)	$767
Personal	1,607	248	(208)	(4)	1,643	1,633	184	(197)	3	1,623
Credit cards	1,351	254	(239)	2	1,368	1,320	217	(214)	–	1,323
Small business	329	48	(29)	(11)	337	343	34	(25)	(7)	345
Wholesale	3,613	425	(503)	(17)	3,518	3,455	404	(187)	(88)	3,584
	$7,804	$1,000	$(990)	$(48)	$7,766	$7,481	$885	$(622)	$(102)	$7,642
Presented as:
Allowance for loan losses	$7,521				$7,429	$7,125				$7,272
Other liabilities – Provisions	282				336	353				367
Other components of equity	1				1	3				3

	For the nine months ended
	July 31, 2026					July 31, 2025
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$794	$184	$(17)	$(61)	$900	$572	$240	$(3)	$(42)	$767
Personal	1,639	639	(616)	(19)	1,643	1,482	719	(564)	(14)	1,623
Credit cards	1,356	737	(725)	–	1,368	1,233	697	(606)	(1)	1,323
Small business	351	90	(81)	(23)	337	272	168	(77)	(18)	345
Wholesale	3,319	1,363	(916)	(248)	3,518	2,793	1,534	(536)	(207)	3,584
	$7,459	$3,013	$(2,355)	$(351)	$7,766	$6,352	$3,358	$(1,786)	$(282)	$7,642
Presented as:
Allowance for loan losses	$7,093				$7,429	$6,037				$7,272
Other liabilities – Provisions	365				336	311				367
Other components of equity	1				1	4				3
The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
•	Model changes, as applicable, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value di sc
ount due to the passage of time in Stage 1 and Stage 2.

Royal Bank of Canada
  Third Quarter 2026   65

Allowance for credit losses – Retail and wholesale loans

	For the three months ended
	July 31, 2026				July 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$215	$308	$381	$904	$259	$209	$262	$730
Provision for credit losses
Model changes	–	–	–	–	–	–	–	–
Transfers to stage 1	112	(110)	(2)	–	57	(53)	(4)	–
Transfers to stage 2	(9)	9	–	–	(15)	15	–	–
Transfers to stage 3	–	(18)	18	–	(2)	(12)	14	–
Originations	17	–	–	17	27	–	–	27
Maturities	(6)	(17)	–	(23)	(7)	(6)	–	(13)
Changes in risk, parameters and exposures	(94)	110	15	31	(50)	66	16	32
Write-offs	–	–	(14)	(14)	–	–	(3)	(3)
Recoveries	–	–	3	3	–	–	4	4
Exchange rate and other	–	2	(20)	(18)	(1)	2	(11)	(10)
Balance at end of period	$235	$284	$381	$900	$268	$221	$278	$767

Personal
Balance at beginning of period	$340	$1,036	$231	$1,607	$304	$1,110	$219	$1,633
Provision for credit losses
Model changes	–	–	–	–	–	–	–	–
Transfers to stage 1	194	(193)	(1)	–	155	(155)	–	–
Transfers to stage 2	(24)	24	–	–	(22)	22	–	–
Transfers to stage 3	(2)	(38)	40	–	(1)	(42)	43	–
Originations	74	–	–	74	26	–	–	26
Maturities	(10)	(66)	–	(76)	(13)	(62)	–	(75)
Changes in risk, parameters and exposures	(212)	286	176	250	(157)	238	152	233
Write-offs	–	–	(255)	(255)	–	–	(237)	(237)
Recoveries	–	–	47	47	–	–	40	40
Exchange rate and other	(1)	2	(5)	(4)	1	(1)	3	3
Balance at end of period	$359	$1,051	$233	$1,643	$293	$1,110	$220	$1,623

Credit cards
Balance at beginning of period	$269	$1,082	$–	$1,351	$202	$1,118	$–	$1,320
Provision for credit losses
Transfers to stage 1	164	(164)	–	–	169	(169)	–	–
Transfers to stage 2	(30)	30	–	–	(27)	27	–	–
Transfers to stage 3	(1)	(158)	159	–	(1)	(159)	160	–
Originations	4	–	–	4	7	–	–	7
Maturities	(1)	(12)	–	(13)	(2)	(13)	–	(15)
Changes in risk, parameters and exposures	(123)	306	80	263	(135)	306	54	225
Write-offs	–	–	(273)	(273)	–	–	(262)	(262)
Recoveries	–	–	34	34	–	–	48	48
Exchange rate and other	1	1	–	2	–	–	–	–
Balance at end of period	$283	$1,085	$–	$1,368	$213	$1,110	$–	$1,323

Small business
Balance at beginning of period	$97	$116	$116	$329	$98	$114	$131	$343
Provision for credit losses
Transfers to stage 1	18	(18)	–	–	14	(14)	–	–
Transfers to stage 2	(6)	6	–	–	(6)	6	–	–
Transfers to stage 3	–	(5)	5	–	–	(4)	4	–
Originations	11	–	–	11	12	–	–	12
Maturities	(3)	(6)	–	(9)	(6)	(7)	–	(13)
Changes in risk, parameters and exposures	(18)	25	39	46	(16)	16	35	35
Write-offs	–	–	(35)	(35)	–	–	(31)	(31)
Recoveries	–	–	6	6	–	–	6	6
Exchange rate and other	–	(1)	(10)	(11)	–	2	(9)	(7)
Balance at end of period	$99	$117	$121	$337	$96	$113	$136	$345

Wholesale
Balance at beginning of period	$860	$1,164	$1,589	$3,613	$946	$1,104	$1,405	$3,455
Provision for credit losses
Transfers to stage 1	88	(87)	(1)	–	107	(107)	–	–
Transfers to stage 2	(24)	26	(2)	–	(33)	34	(1)	–
Transfers to stage 3	(1)	(69)	70	–	(3)	(35)	38	–
Originations	150	–	–	150	168	–	–	168
Maturities	(107)	(159)	–	(266)	(133)	(121)	–	(254)
Changes in risk, parameters and exposures	(270)	428	383	541	(169)	258	402	491
Write-offs	–	–	(529)	(529)	–	–	(210)	(210)
Recoveries	–	–	26	26	–	–	23	23
Exchange rate and other	12	18	(47)	(17)	1	3	(93)	(89)
Balance at end of period	$708	$1,321	$1,489	$3,518	$884	$1,136	$1,564	$3,584

Royal Bank of Canada
  Third Quarter 2026

	For the nine months ended
	July 31, 2026				July 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$276	$204	$314	$794	$215	$126	$231	$572
Provision for credit losses
Model changes	(88)	131	–	43	–	–	–	–
Transfers to stage 1	266	(259)	(7)	–	116	(112)	(4)	–
Transfers to stage 2	(31)	32	(1)	–	(33)	39	(6)	–
Transfers to stage 3	(4)	(52)	56	–	(4)	(36)	40	–
Originations	58	–	–	58	74	–	–	74
Maturities	(21)	(44)	–	(65)	(17)	(20)	–	(37)
Changes in risk, parameters and exposures	(221)	272	97	148	(83)	224	62	203
Write-offs	–	–	(26)	(26)	–	–	(12)	(12)
Recoveries	–	–	9	9	–	–	9	9
Exchange rate and other	–	–	(61)	(61)	–	–	(42)	(42)
Balance at end of period	$235	$284	$381	$900	$268	$221	$278	$767

Personal
Balance at beginning of period	$291	$1,115	$233	$1,639	$305	$966	$211	$1,482
Provision for credit losses
Model changes	84	(138)	–	(54)	–	–	–	–
Transfers to stage 1	502	(501)	(1)	–	440	(439)	(1)	–
Transfers to stage 2	(67)	67	–	–	(75)	78	(3)	–
Transfers to stage 3	(4)	(114)	118	–	(3)	(121)	124	–
Originations	153	–	–	153	79	–	–	79
Maturities	(30)	(188)	(1)	(219)	(39)	(168)	–	(207)
Changes in risk, parameters and exposures	(569)	810	518	759	(415)	796	466	847
Write-offs	–	–	(748)	(748)	–	–	(675)	(675)
Recoveries	–	–	132	132	–	–	111	111
Exchange rate and other	(1)	–	(18)	(19)	1	(2)	(13)	(14)
Balance at end of period	$359	$1,051	$233	$1,643	$293	$1,110	$220	$1,623

Credit cards
Balance at beginning of period	$217	$1,139	$–	$1,356	$207	$1,026	$–	$1,233
Provision for credit losses
Transfers to stage 1	476	(476)	–	–	503	(503)	–	–
Transfers to stage 2	(83)	83	–	–	(83)	83	–	–
Transfers to stage 3	(2)	(470)	472	–	(2)	(442)	444	–
Originations	10	–	–	10	12	–	–	12
Maturities	(3)	(38)	–	(41)	(4)	(40)	–	(44)
Changes in risk, parameters and exposures	(332)	847	253	768	(418)	986	161	729
Write-offs	–	–	(857)	(857)	–	–	(742)	(742)
Recoveries	–	–	132	132	–	–	136	136
Exchange rate and other	–	–	–	–	(2)	–	1	(1)
Balance at end of period	$283	$1,085	$–	$1,368	$213	$1,110	$–	$1,323

Small business
Balance at beginning of period	$95	$117	$139	$351	$80	$86	$106	$272
Provision for credit losses
Transfers to stage 1	53	(53)	–	–	37	(37)	–	–
Transfers to stage 2	(19)	19	–	–	(17)	17	–	–
Transfers to stage 3	(1)	(16)	17	–	(1)	(10)	11	–
Originations	33	–	–	33	32	–	–	32
Maturities	(16)	(36)	–	(52)	(16)	(18)	–	(34)
Changes in risk, parameters and exposures	(48)	85	72	109	(22)	73	119	170
Write-offs	–	–	(100)	(100)	–	–	(91)	(91)
Recoveries	–	–	19	19	–	–	14	14
Exchange rate and other	2	1	(26)	(23)	3	2	(23)	(18)
Balance at end of period	$99	$117	$121	$337	$96	$113	$136	$345

Wholesale
Balance at beginning of period	$896	$1,123	$1,300	$3,319	$787	$1,038	$968	$2,793
Provision for credit losses
Transfers to stage 1	208	(207)	(1)	–	206	(205)	(1)	–
Transfers to stage 2	(77)	79	(2)	–	(97)	107	(10)	–
Transfers to stage 3	(7)	(194)	201	–	(9)	(241)	250	–
Originations	448	–	–	448	592	–	–	592
Maturities	(332)	(449)	–	(781)	(436)	(318)	–	(754)
Changes in risk, parameters and e xp osures	(427)	968	1,155	1,696	(158)	757	1,098	1,697
Write-offs	–	–	(989)	(989)	–	–	(590)	(590)
Recoveries	–	–	73	73	–	–	54	54
Exchange rate and other	(1)	1	(248)	(248)	(1)	(2)	(205)	(208)
Balance at end of period	$708	$1,321	$1,489	$3,518	$884	$1,136	$1,564	$3,584

Royal Bank of Canada
  Third Quarter 2026   67

Key inputs and assumptions
The following provides an update on the key inputs and assumptions used in the measurement of ex
pected credit losses. For further details, refer to Note 2 and Note 5 of our audited 2025 Annual Consolidated Financial Statements.
Our base scenario reflects an evolving U.S. trade policy and the impact of higher energy prices resulting from the conflict in the Middle East. Economic growth is expected to be positive in both Canada and the U.S. Unemployment rates through to the end of calendar 2027 are expected to gradually decline in Canada and remain unchanged in the U.S. Central bank policy rates are expected to remain unchanged through calendar 2026, followed by rate increases in calendar Q1 2027 in Canada and to remain unchanged through calendar 2027 in the U.S.
Our downside scenarios include two additional and more severe downside scenarios designed for trade disruptions and the real estate sector. Our downside scenarios reflect the possibility of moderate and escalating macroeconomic shocks beginning in calendar Q4 2026 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q3 2026 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run, sustainable growth rate within the forecast period.
Our upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run sustainable growth rate within the forecast period.
The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate the allowance for credit losses:

•
Unemployment rates
–
In our base forecast, we expect the Canadian unemployment rate to hold at
 6.5%
in calendar Q3 2026 then decline over the short term, before returning to its long run equilibrium towards the latter end of the horizon. The U.S. unemployment rate is expected to hold at

4.3
%
in calendar Q3 2026, then increase to its long run equilibrium level by calendar Q2 2028.

Canada Unemployment Rate (1)

%
11
10
9
8
7
6
5
4
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Q1-2031
Q2-2031
Range of alternative scenarios (July 31, 2026)
Base scenario (July 31, 2026)
Base scenario (October 31, 2025)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

U.S. Unemployment Rate (1)

%
9
8
7
6
5
4
3
2
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Q1-2031
Q2-2031
Range of alternative scenarios (July 31, 2026)
Base scenario (July 31, 2026)
Base scenario (October 31, 2025)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

•
Gross Domestic Product (GDP)
– In our base forecast, we expect both Canadian and U.S. GDP to continuously grow in calendar Q
3
2026 and thereafter. GDP in calendar Q4 2026 is expected to be
1.3%
and 2.2%
above Q4 2025 levels in Canada and the
U.S., respectively.

Canada Real GDP (1)

Trillions of Canadian dollars
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Q1-2031
Q2-2031
Range of alternative scenarios (July 31, 2026)
Base scenario (July 31, 2026)
Base scenario (October 31, 2025)

(1) Represents the seasonally adjusted annual rate indexed to 2017 Canadian dollars over the calendar quarters presented.

U.S. Real GDP (1)

Trillions of U.S. dollars
28.0
27.0
26.0
25.0
24.0
23.0
22.0
21.0
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Q1-2031
Q2-2031
Range of alternative scenarios (July 31, 2026)
Base scenario (July 31, 2026)
Base scenario (October 31, 2025)

(1) Represents the seasonally adjusted annual rate indexed to 2017 U.S. dollars over the calendar quarters presented.

Royal Bank of Canada
  Third Quarter 2026

•
Canadian housing price index
– In our base forecast, we expect housing prices to increase by 0.9% over the next 12 months from calendar Q3 2026, with a compound annual growth rate of 4.7% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (27.1)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2025, our base forecast included housing price growth of 0.3% from calendar Q4 2025 for the next 12 months and housing price growth of 3.4% for the following 2 to 5 years.

Credit risk exposure by
int
ernal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost,
and
the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9
Financial Instruments
. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2025 Annual Report.

	As at
	July 31, 2026				October 31, 2025
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail (2)
Loans outstanding – Residential mortgages
Low risk	$415,012	$963	$–	$415,975	$386,060	$16,495	$–	$402,555
Medium risk	19,585	5,193	–	24,778	20,622	2,571	–	23,193
High risk	3,096	8,691	–	11,787	2,131	6,532	–	8,663
Not rated (3)	56,543	1,764	–	58,307	54,253	1,940	–	56,193
Impaired	–	–	2,188	2,188	–	–	1,681	1,681
	494,236	16,611	2,188	513,035	463,066	27,538	1,681	492,285
Items not subject to impairment (4)				1,382				1,128
Total				$514,417				$493,413

Loans outstanding – Personal
Low risk	$71,701	$1,880	$–	$73,581	$87,536	$2,712	$–	$90,248
Medium risk	3,971	1,546	–	5,517	4,035	3,768	–	7,803
High risk	648	3,202	–	3,850	601	2,583	–	3,184
Not rated (3)	34,273	4,274	–	38,547	12,493	1,180	–	13,673
Impaired	–	–	444	444	–	–	437	437
Total	$110,593	$10,902	$444	$121,939	$104,665	$10,243	$437	$115,345

Loans outstanding – Credit cards
Low risk	$18,375	$652	$–	$19,027	$18,279	$161	$–	$18,440
Medium risk	1,434	1,509	–	2,943	2,123	2,291	–	4,414
High risk	54	2,162	–	2,216	70	2,423	–	2,493
Not rated (3)	3,112	1,021	–	4,133	1,133	309	–	1,442
Total	$22,975	$5,344	$–	$28,319	$21,605	$5,184	$–	$26,789

Loans outstanding – Small business
Low risk	$11,337	$539	$–	$11,876	$10,628	$595	$–	$11,223
Medium risk	2,401	732	–	3,133	2,550	924	–	3,474
High risk	251	1,368	–	1,619	259	1,422	–	1,681
Not rated (3)	7	–	–	7	8	–	–	8
Impaired	–	–	510	510	–	–	411	411
Total	$13,996	$2,639	$510	$17,145	$13,445	$2,941	$411	$16,797

Undrawn loan commitments – Retail
Low risk	$305,554	$430	$–	$305,984	$293,300	$3,700	$–	$297,000
Medium risk	14,175	218	–	14,393	12,451	427	–	12,878
High risk	1,094	1,709	–	2,803	805	758	–	1,563
Not rated (3)	16,172	522	–	16,694	13,964	274	–	14,238
Total	$336,995	$2,879	$–	$339,874	$320,520	$5,159	$–	$325,679

Wholesale – Loans outstanding
Investment grade	$154,411	$1,776	$–	$156,187	$130,322	$2,117	$–	$132,439
Non-investment grade	210,044	30,188	–	240,232	207,239	26,399	–	233,638
Not rated (3)	17,909	466	–	18,375	14,714	503	–	15,217
Impaired	–	–	7,001	7,001	–	–	6,153	6,153
	382,364	32,430	7,001	421,795	352,275	29,019	6,153	387,447
Items not subject to impairment (4)				12,544				9,724
Total				$434,339				$397,171

Undrawn loan commitments – Wholesale
Investment grade	$410,317	$1,580	$–	$411,897	$393,167	$1,593	$–	$394,760
Non-investment grade	180,908	21,125	–	202,033	182,223	16,158	–	198,381
Not rated (3)	2,199	39	–	2,238	1,407	21	–	1,428
Total	$593,424	$22,744	$–	$616,168	$576,797	$17,772	$–	$594,569

(1)	Includes $236 million of purchased or originated credit-impaired loans (October 31, 2025 – $195 million).
(2)
During the second and third quarters of 2026, we applied changes to our Retail risk rating models. These changes were applied prospectively and are reflected in the July 31, 2026 credit risk exposures. Certain Personal and Credit cards portfolios no longer use internal risk ratings in the measurement of expected credit losses and therefore were presented in Not rated.

(3)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk.
(4)	Items not subject to impairment are loans held at FVTPL.

Royal Bank of Canada
  Third Quarter 2026   69

Loans past due but not impaired
(1), (2)

	As at
	July 31, 2026			October 31, 2025
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$2,558	$332	$2,890	$2,634	$323	$2,957
Wholesale	1,063	51	1,114	1,143	7	1,150
	$3,621	$383	$4,004	$3,777	$330	$4,107

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)
Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Note 6	Deposits

	As at
	July 31, 2026				October 31, 2025
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$237,591	$59,305	$241,722	$538,618	$228,282	$56,988	$244,470	$529,740
Business and government	448,856	22,615	555,448	1,026,919	431,239	20,274	494,801	946,314
Bank	13,231	–	65,805	79,036	13,488	–	26,074	39,562
	$699,678	$81,920	$862,975	$1,644,573	$673,009	$77,262	$765,345	$1,515,616
Non-interest-bearing (4)
Canada	$169,137	$10,162	$382	$179,681	$158,771	$9,469	$292	$168,532
United States	37,962	–	–	37,962	38,009	–	–	38,009
Europe (5)	4	–	–	4	5	–	–	5
Other International	8,673	–	–	8,673	8,133	–	–	8,133
Interest-bearing (4)
Canada	411,977	18,382	580,173	1,010,532	392,120	16,417	591,636	1,000,173
United States	59,153	52,563	122,228	233,944	63,745	50,497	73,147	187,389
Europe (5)	6,587	667	120,921	128,175	6,354	742	76,972	84,068
Other International	6,185	146	39,271	45,602	5,872	137	23,298	29,307
	$699,678	$81,920	$862,975	$1,644,573	$673,009	$77,262	$765,345	$1,515,616

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)
The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at July 31, 2026, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $630 billion, $56 billion, $96 billion and $47 billion, respectively (October 31, 2025
– $570 billion, $42 billion, $76 billion and $36 billion, respectively).

(5)	Europe includes the United Kingdom and the Channel Islands.
Contractual maturities of term deposits
(1)

	As at
(Millions of Canadian dollars)	July 31 2026	October 31 2025
Within 1 year:
less than 3 months	$253,197	$203,075
3 to 6 months	133,189	118,734
6 to 12 months	201,766	172,583
1 to 2 years	81,904	87,550
2 to 3 years	54,570	58,170
3 to 4 years	28,378	33,158
4 to 5 years	34,470	24,047
Over 5 years	75,501	68,028
	$862,975	$765,345

(1)	The aggregate amount of term deposits in denominations of one hundred thousand dollars or more is $810 billion (October 31, 2025 – $704 billion).

Royal Bank of Canada
  Third Quarter 2026

Note 7	Insurance and reinsurance
Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Insurance service result
Insurance revenue	$1,364	$1,369	$4,104	$4,108
Insurance service expense	(1,106)	(1,074)	(3,341)	(3,290)
Net income (expense) from reinsurance contracts held	(31)	(16)	(79)	(29)
	$227	$279	$684	$789
Insurance investment result
Net investment income	$1,155	$122	$1,337	$747
Insurance finance income (expense)	(1,143)	(68)	(1,182)	(574)
Reinsurance finance income (expense)	48	(6)	56	35
	$60	$48	$211	$208
Insurance service and insurance investment results	$287	$327	$895	$997

Note 8	Employee benefits – Pe ns ion and other post-employment benefits
We sponsor a number of programs that provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and remeasurements recorded in OCI related to our material pension and other post-employment benefit plans worldwide:
Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Current service costs	$50	$53	$8	$9
Past service costs	–	–	–	–
Net interest expense (income)	(44)	(41)	20	18
Remeasurements of other long-term benefits	–	–	2	2
Administrative expense	5	6	–	–
Defined benefit pension expense	11	18	30	29
Defined contribution pension expense	160	143	–	–
	$171	$161	$30	$29

	For the nine months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Current service costs	$150	$157	$26	$25
Past service costs	–	49	–	–
Net interest expense (income)	(133)	(122)	59	57
Remeasurements of other long-term benefits	–	–	(3)	7
Administrative expense	16	17	–	–
Defined benefit pension expense	33	101	82	89
Defined contribution pension expense	484	431	–	–
	$517	$532	$82	$89

Royal Bank of Canada
  Third Quarter 2026   71

Pension and other post-employment benefit remeasurements
(1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(175)	$(150)	$(16)	$(14)
Experience adjustments	1	–	(1)	3
Return on plan assets (excluding interest based on discount rate)	(169)	(222)	–	–
	$(343)	$(372)	$(17)	$(11)

	For the nine months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(835)	$(333)	$(63)	$(28)
Experience adjustments	–	(1)	(5)	1
Return on plan assets (excluding interest based on discount rate)	194	(90)	–	–
	$(641)	$(424)	$(68)	$(27)

(1)
Market-based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Note 9	Income taxes
Tax examinations and assessments
During the third quarter of 2026, we received a reassessment from the Canada Revenue Agency (CRA) in respect of the 2021 taxation year, which suggested that Royal Bank of Canada owes additional taxes of approximately
$
444

million as the CRA denied the deductibility of certain dividends. This amount represents the maximum additional taxes owing for that year. The reassessment is consistent with the previously received reassessments as described in Note 21 of our audited 2025 Annual Consolidated Financial Statements. It is possible that the CRA will reassess us for significant additional income taxes for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves.

Note 10	Significant capital and funding transactions
Preferred shares and other equity instruments
On November 24, 2025, we redeemed all 12 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BF at a redemption price of $25.00 per share.
On December 8, 2025, we redeemed all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BH and all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BI at a redemption price of $25.00 per share.
On January 24, 2026, we redeemed all 1.25 million of our issued and outstanding Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BR (Series BR) at a redemption price of $1,000.00 per share. As a result of the redemption of Series BR, we automatically redeemed all $1,250 million of our outstanding Limited Recourse Capital Notes (LRCN) Series 2 on the same date for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On January 30, 2026, we issued US$1,000 million of LRCN Series 8 with recourse limited to assets (Trust Assets) held by a third-party trustee in a consolidated trust (Limited Recourse Trust). The Trust Assets consist of US$1,000 million of our
Non-Cumulative
5-Year Fixed Rate Reset First Preferred Shares Series CA (Series CA), issued concurrently with LRCN Series 8 at a price of US$1,000 per Series CA preferred share.
The price per LRCN Series 8 note is US$1,000 and will bear interest paid quarterly at a fixed rate of 6.50% per annum until May 24, 2033 and thereafter at a rate per annum, reset every fifth year, equal to the prevailing 5-Year U.S. Treasury Rate plus 2.45% until maturity on May 24, 2086. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of LRCN Series 8, (iii) non-payment of principal at the maturity of LRCN Series 8 or (iv) an event of default on the notes, noteholders will have recourse only to the Trust Assets and each noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets will represent the full and complete extinguishment of our obligations under LRCN Series 8.
LRCN Series 8 are redeemable on or prior to maturity to the extent we redeem Series CA preferred shares on certain redemption dates as set out in the terms of Series CA preferred shares and subject to the consent and approval of the Office of the Superintendent of Financial Institutions (OSFI).

Royal Bank of Canada
  Third Quarter 2026

The terms of Series CA preferred shares and LR
C
N Series 8 include Non-Viability Contingent Capital (NVCC) provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, LRCN Series 8 will be automatically redeemed and the redemption price will be satisfied by the delivery of the Trust Assets, which will consist of common shares pursuant to an automatic conversion of Series CA preferred shares. The terms of Series CA preferred shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each Series CA preferred share will be determined by dividing the share value of Series CA preferred shares (including declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets.
LRCN Series 8 are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion. The non-payment of interest and principal in cash does not constitute an event of default and will trigger delivery of Series CA preferred shares. The liability component of the notes has a nominal value and, as a result, the full proceeds received have been presented as equity.
Subordinated debentures
On January 27, 2026, all US$1,500 million of our outstanding NVCC 4.65% subordinated debentures matured. The principal amount plus accrued interest were paid to noteholders on the maturity date.
On April 29, 2026, we issued $1,750 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.14% per annum until May 5, 2031, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.23% thereafter until their maturity on May 5, 2036.
Common shares issued
(1)

	For the three months ended
	July 31, 2026		July 31, 2025
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	741	$78	227	$22
Purchased for cancellation (3)	(5,620)	(84)	(5,445)	(81)
	(4,879)	$(6)	(5,218)	$(59)

	For the nine months ended
	July 31, 2026		July 31, 2025
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	1,393	$148	601	$58
Purchased for cancellation (3)	(17,231)	(257)	(10,400)	(155)
	(15,838)	$(109)	(9,799)	$(97)
(1)
The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three and nine months ended July 31, 2026 and July 31, 2025, the requirements of our DRIP were satisfied through open market share purchases.

(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)
Our previous normal course issuer bid (NCIB) to purchase up to
35
million of our common shares
expired on
June 11, 2026. On June 1
0
, 2026, we announced a new NCIB to purchase up to
45
million of our common shares, commencing on June 12, 2026 and continuing until June 11, 2027, when the bid expire
s
,
or such earlier date as we complete the repurchase of all shares permitted under the NCIB. During the three months ended July 31, 2026, under the NCIBs we purchased for cancellation common shares at a total fair value of $1,603 million (average cost of $285.33 per share), with a book value of $84 million (book value of $14.96 per share). During the nine months ended July 31, 2026, under the
NCIBs
we purchased for cancellation common shares at a total fair value of $4,236 million (average cost of $245.88 per share), with a book value of $257 million (book value of $14.93 per share). During the three months ended July 31, 2025, under the
NCIBs
we purchased for cancellation common shares at a total fair value of $955 million (average cost of $175.27 per share), with a book value of $81 million (book value of $14.88 per share). During the nine months ended July 31, 2025, under the
NCIBs
we purchased for cancellation common shares at a total fair value of $1,781 million (average cost of $171.22 per share), with a book value of $155 million (book value of $14.87 per share).

Royal Bank of Canada
  Third Quarter 2026   73

Note 11	Earnings per share

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except share and per share amounts)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Basic earnings per share
Net income	$6,024	$5,414	$17,318	$14,935
Dividends on preferred shares and distributions on other equity instruments	(143)	(125)	(419)	(355)
Net income attributable to non-controlling interests	(2)	1	(5)	(5)
Net income available to common shareholders	$5,879	$5,290	$16,894	$14,575
Weighted average number of common shares (in thousands)	1,387,423	1,407,280	1,393,110	1,410,854
Basic earnings per share (in dollars)	$4.24	$3.76	$12.13	$10.33
Diluted earnings per share
Net income available to common shareholders	$5,879	$5,290	$16,894	$14,575
Weighted average number of common shares (in thousands)	1,387,423	1,407,280	1,393,110	1,410,854
Stock options (1)	3,651	2,400	3,432	2,381
Average number of diluted common shares (in thousands)	1,391,074	1,409,680	1,396,542	1,413,235
Diluted earnings per share (in dollars)	$4.23	$3.75	$12.10	$10.31

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of outstanding options
is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2026, no outstanding options were excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2025, an average of 915,683 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share. For the nine months ended July 31, 2026, no
outstanding options were excluded from the calculation of diluted earnings per share. For the nine months ended July 31, 2025, an average of 762,532 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share.

Note 12	Legal and regulatory matters
We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition.
Our significant legal proceedings and regulatory matters are described in Note 24 of our audited 2025 Annual Consolidated Financial Statements and as updated below. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.
Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On February 4, 2026, the French Supreme Court upheld the aspects of the conviction (the Conviction) rendered on March 5, 2024 by the French Court of Appeal that impact Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas), including RBC Bahamas’ joint and several liability, together with another party previously convicted of complicity in this matter (whose appeal was also dismissed by the French Supreme Court in its February 4, 2026 decision), for the allegedly unpaid inheritance taxes owing by certain persons (whose appeals were also dismissed in the same decision of the French Supreme Court), plus penalties and interest. Such aggregate amount will be determined in separate proceedings before the French tax courts, to which RBC Bahamas is not a party. As a result of the French Supreme Court’s decision, the Conviction became final and enforceable against RBC Bahamas.
Following the decision of the French Supreme Court, Royal Bank of Canada continues to rely on the previously disclosed exemption granted by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager exemption under the Employee Retirement Income Security Act through March 4, 2030, notwithstanding the Conviction.

Royal Bank of Canada
  Third Quarter 2026

Note 13	Results by business segment
Composition of business segments
For management purposes, based on the products and services offered, we
are organized into five business segments: Personal Banking, Commercial Banking, Wealth Management, Insurance and Capital Markets.

	For the three months ended July 31, 2026
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,870	$1,926	$1,532	$–	$1,215	$201	$8,744
Non-interest income	1,415	326	4,880	328	2,997	(152)	9,794
Total revenue	5,285	2,252	6,412	328	4,212	49	18,538
Provision for credit losses	520	233	(22)	–	269	–	1,000
Non-interest expense	2,127	725	4,557	81	2,164	135	9,789
Income (loss) before income taxes	2,638	1,294	1,877	247	1,779	(86)	7,749
Income taxes (recoveries)	715	358	435	50	235	(68)	1,725
Net income	$1,923	$936	$1,442	$197	$1,544	$(18)	$6,024
Non-interest expense includes:
Depreciation and amortization	$282	$26	$262	$7	$157	$–	$734

	For the three months ended July 31, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,698	$1,828	$1,321	$–	$1,287	$217	$8,351
Non-interest income	1,362	324	4,192	368	2,471	(83)	8,634
Total revenue	5,060	2,152	5,513	368	3,758	134	16,985
Provision for credit losses	444	299	(43)	–	180	1	881
Non-interest expense	1,958	697	4,154	74	2,059	290	9,232
Income (loss) before income taxes	2,658	1,156	1,402	294	1,519	(157)	6,872
Income taxes (recoveries)	720	320	306	47	191	(126)	1,458
Net income	$1,938	$836	$1,096	$247	$1,328	$(31)	$5,414
Non-interest expense includes:
Depreciation and amortization	$269	$26	$303	$12	$143	$1	$754

	For the nine months ended July 31, 2026
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$11,416	$5,665	$4,415	$–	$3,748	$591	$25,835
Non-interest income	4,156	953	14,035	1,011	8,425	(464)	28,116
Total revenue	15,572	6,618	18,450	1,011	12,173	127	53,951
Provision for credit losses	1,543	766	51	–	642	–	3,002
Non-interest expense	6,134	2,180	13,320	234	6,380	441	28,689
Income (loss) before income taxes	7,895	3,672	5,079	777	5,151	(314)	22,260
Income taxes (recoveries)	2,140	1,019	1,157	149	645	(168)	4,942
Net income	$5,755	$2,653	$3,922	$628	$4,506	$(146)	$17,318
Non-interest expense includes:
Depreciation and amortization	$824	$78	$781	$28	$447	$3	$2,161

	For the nine months ended July 31, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$10,722	$5,358	$4,016	$–	$3,480	$779	$24,355
Non-interest income	3,954	983	12,462	1,112	7,335	(805)	25,041
Total revenue	14,676	6,341	16,478	1,112	10,815	(26)	49,396
Provision for credit losses	1,586	1,177	124	–	468	–	3,355
Non-interest expense	5,925	2,105	12,456	241	5,985	506	27,218
Income (loss) before income taxes	7,165	3,059	3,898	871	4,362	(532)	18,823
Income taxes (recoveries)	1,947	849	893	141	400	(342)	3,888
Net income	$5,218	$2,210	$3,005	$730	$3,962	$(190)	$14,935
Non-interest expense includes:
Depreciation and amortization	$814	$79	$938	$34	$424	$1	$2,290

(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of Interest expense as we rely primarily on Net interest income as a performance measure.

Royal Bank of Canada
  Third Quarter 2026   75

Total assets and total liabilities by bu
sin
ess segment

	As at July 31, 2026
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$599,293	$201,415	$206,404	$33,923	$1,342,719	$115,063	$2,498,817
Total liabilities	599,292	201,412	204,638	33,696	1,341,225	(26,540)	2,353,723

	As at October 31, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$574,456	$196,254	$196,129	$32,405	$1,223,853	$101,909	$2,325,006
Total liabilities	574,462	196,252	194,689	32,234	1,223,212	(34,994)	2,185,855

Note 14	Capital management
Regulatory capital
and
capital ratios
OSFI formally establishes risk-
based
capital and
leverage
minimu
ms and Total Loss Absorbing
Capacity
(TLAC) ratios for deposit-taking institutions in Canada. During the nine months ended July 31, 2026, we complied with all applicable capital, leverage and TLAC requirements, including the Domestic Stability Buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts)	July 31 2026	October 31 2025
Capital (1)
Common Equity Tier 1 (CET1) capital	$104,956	$98,748
Tier 1 capital	116,072	110,393
Total capital	129,935	122,399
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$630,182	$590,306
Market risk	40,045	41,506
Operational risk	107,760	98,413
Total RWA	$777,987	$730,225
Capital ratios and Leverage ratio (1)
CET1 ratio	13.5%	13.5%
Tier 1 capital ratio	14.9%	15.1%
Total capital ratio	16.7%	16.8%
Leverage ratio	4.3%	4.4%
Leverage ratio exposure	$2,705,109	$2,491,090
TLAC available and ratios (2)
TLAC available	$240,463	$230,385
TLAC ratio	30.9%	31.5%
TLAC leverage ratio	8.9%	9.2%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)
TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using TLAC available as a percentage of total RWA and leverage exposure, respectively.

Note 15	Subsequent events
On August 10, 2026, we, together with BMO Financial Group, entered into an agreement for
the sale of jointly-owned Moneris Solutions Corporation (Moneris) to Francisco Partners for cash consideration of approximately $2 billion, of which our share is 50%. The transaction is expected to close by the end of the first quarter of 2027, subject to customary closing conditions, including the receipt of required regulatory approvals. We expect to record a gain on closing of approximately $475 million after-tax ($560 million pre-tax). The expected gain is based on current estimates and subject to change. Our interest in Moneris, which was accounted for as a joint venture, will be classified as held for sale in the fourth quarter of 2026.